Exhibit 2.1

EQUITY PURCHASE AGREEMENT

BY AND BETWEEN

LAMAR MEDIA CORP.

CCOI HOLDCO PARENT I, LLC,

AND

CCOI HOLDCO SUB I, LLC

DATED AS OF JANUARY 7, 2016

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Schedules

Schedule A Seller Disclosure Schedule

Schedule B Company Disclosure Schedule

Schedule C Purchaser Disclosure Schedule

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EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT is entered into as of January 7, 2016 (this “Agreement”), by and among (i) CCOI Holdco Parent I, LLC, a Delaware limited liability company (“Seller”), (ii) CCOI Holdco Sub I, LLC, a Delaware limited liability company (the “Company”), and (iii) Lamar Media Corp., a Delaware corporation (“Purchaser”). Purchaser, Seller and the Company are sometimes referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms that are used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in Article XIII.

W I T N E S S E T H:

WHEREAS, immediately prior to the entry into of this Agreement, Clear Channel Outdoor, Inc. (“CCOI”) was engaged in the business of conducting an outdoor advertising business in the Area, but for the avoidance of doubt, excluding the Airport Business (the “Business”);

WHEREAS, immediately prior to the entry into of this Agreement, CCOI contributed the Assets (excluding, for the avoidance of doubt, any Excluded Assets), free and clear of all Liens (other than Permitted Liens), and assigned the Assumed Liabilities (excluding, for the avoidance of doubt, any Excluded Liabilities) to Seller, whereupon Seller immediately contributed the Assets (excluding, for the avoidance of doubt, any Excluded Assets) and assigned the Assumed Liabilities (excluding, for the avoidance of doubt, any Excluded Liabilities) to the Company (collectively, the “Contributions”); and

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, having consummated the Contributions, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, all of the issued and outstanding equity and membership interests of the Company (collectively, the “Units”) for the consideration described herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF UNITS

Section 1.1 Purchase and Sale of Units. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to sell, transfer, and deliver to Purchaser, and Purchaser agrees to purchase and acquire from Seller, all of the Units free and clear of all Liens (and, indirectly, the Assets free and clear of all Liens (other than Permitted Liens) and for the avoidance of doubt, free and clear of any Liens on the Assets securing Indebtedness of the Company, the Seller or CCOI) in exchange for the payment of the Purchase Price to Seller.

Section 1.2 Purchase Price. The aggregate purchase price for the purchase of the Units shall be an amount equal to $218,500,000.00 (as such sum may be adjusted pursuant to the provisions of Section 1.4 and the immediately following proviso, the “Purchase Price.”)

Section 1.3 Closing Payments. At the Closing, Purchaser shall deliver or cause to be delivered by wire transfer of immediately available funds to (a) one or more bank accounts designated in writing by Seller at least one Business Day prior to the Closing Date an amount in cash equal to the Closing Consideration, (b) the Escrow Agent an amount in cash equal to the Escrow Amount for the Escrow Fund, and (c) the holder(s) of Closing Date Indebtedness (if any) in the amount of such Closing Date Indebtedness.

Section 1.4 Costs and Prorations.

(a) At Closing, the Parties shall prorate, without duplication, as of the Closing Date, the following with respect to the Assets:

(i) Solely to the extent (a) payable by the Company and (b) not covered by Section 1.4(a)(iii) or Section 1.4(a)(iv) below, all ad valorem/personal property taxes and current installments of special assessments levied or assessed with respect to the Assets on a daily basis based upon the fiscal year of the appropriate Taxing Authority on an accrual basis.

(ii) All prepaid items and deposits applicable to the operation of the Assets covering periods prior to and after the Closing Date, including all utilities (including gas, water and electricity). The Company shall pay, or cause to be paid, prior to the Closing, all such amounts for which a bill has been received for which payments are due prior to the Closing Date, and Purchaser shall be credited, and Seller shall be debited, with an amount equal to all utility charges for the period from the last day covered by any such bill until the Closing Date if such utilities will continue to be received.

(iii) Amounts payable under Leases and Permits and other Assets shall be prorated on an accrual basis. The Company shall pay, or cause to be paid, when due all amounts due thereunder prior to the Closing Date. For such amounts due on or after the Closing Date and reflected on the Closing Statement or the Final Closing Statement, Purchaser shall be credited, and Seller shall be debited, for Seller’s prorated share of such amount. For such amounts due on or after the Closing Date, Seller agrees to pay its prorated share when due or to promptly reimburse Purchaser if paid by Purchaser; provided, however, to the extent funds are available, such amounts shall first be paid from the Escrow Fund. Percentage rents based on advertising revenues for periods including days both before and after the Closing Date, and Seller’s prorated share thereof, shall be estimated in good faith by extrapolating the advertising revenue for the period upon which the percentage rents are based by applying the average monthly revenue for the months (or portions thereof) preceding the Closing, to the months (or portions thereof) following Closing. For the avoidance of doubt, (x) paid-up/pre-paid rental on Sign Locations Leases pre-paid not more than twelve (12) months beyond the Closing Date shall be prorated, but (y) paid-up/pre-paid rental on Sign Locations Leases prepaid more than twelve (12) months beyond the Closing Date and perpetual easements shall not be prorated.

(iv) The Purchase Price shall be decreased by: (a) the pro rata portion of the amount of any remaining balance at the Closing Date of credits for advertisements received prior to the Closing Date or other credits due advertisers from Seller or the Company as of the Closing Date; and (b) pre-billed and/or pre-collected accounts receivable items actually collected and for which outdoor advertising services are to be rendered after the Closing Date.

(v) The Purchase Price shall be increased by any amounts posted as security deposit by CCOI or any of its Affiliates with respect to any Assumed Contract (which deposits are not being refunded to CCOI or its Affiliates but rather being retained by the counterparties for the Company’s account).

(b) Seller has prepared, in good faith, a closing statement (the “Closing Statement”) consistent with the foregoing and otherwise consistent with this Agreement and has delivered it, along with reasonably detailed information showing the manner in which the contents of the Closing Statement were calculated, to Purchaser prior to the date of this Agreement. In preparing the Closing Statement, Seller used the best available information, subject to additional adjustment among the Parties after Closing upon receipt of definitive information or final bills; provided, however, that no such adjustments will be made after the Closing Statement becomes final pursuant to Section 1.4(c).

(c) As soon as practicable after the Closing (but in any event within ninety (90) days after the Closing), Seller shall deliver a final Closing Statement (the “Final Closing Statement”) to Purchaser, which Final Closing Statement shall set forth (among the other information described above) the amount of actual Closing Date Indebtedness. Each Party shall provide to the other Party, reasonable access at reasonable times to the books and records of such Party and to appropriate employees and representatives (including independent accountants) as such other Party shall reasonably request in connection with the preparation and review of the Final Closing Statement, or any component thereof or information contained or referred to therein, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to each Party and its representatives entering into any such access letters required by the other Party’s accountants in connection herewith), and shall otherwise cooperate reasonably and in good faith with such other Party to arrive at a final determination of the amounts set forth in the Final Closing Statement. Unless Purchaser notifies Seller in writing within 15 days after Seller’s delivery of the Final Closing Statement of any objection to the matters set forth in the Final Closing Statement (the “Notice of Objection”), the Final Closing Statement shall become final and binding. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein. If Purchaser provides the Notice of Objection to Seller within such 15-day period, Purchaser and Seller shall, during the 30-day period following Seller’s receipt of the Notice of Objection, attempt in good faith to resolve Purchaser’s objections. If Purchaser and Seller are unable to resolve all such objections within such 30-day period, the matters remaining in dispute that were properly included in the Notice of Objection (the “Unresolved Items”) shall be submitted to a nationally recognized independent public accounting firm mutually acceptable to the Parties (the “Accounting Firm”), which

Accounting Firm shall resolve such matters; provided that if Purchaser and Seller are unable to agree upon such firm within ten days after the end of such 30-day period, then the Accounting Firm shall be an accounting or valuation firm of national standing appointed by the American Arbitration Association in New York, New York; provided that such firm shall not be the independent auditor of (or otherwise provide services under a contractual arrangement with) either Purchaser (or any of its Affiliates) or Seller (or any of its Affiliates including iHeartMedia, Inc. or any of its Subsidiaries). Each Party shall furnish the Accounting Firm such work papers and other documents and information pertaining to the Unresolved Items still in dispute as the Accounting Firm may reasonably request and shall be afforded an opportunity to discuss such Unresolved Items with the Accounting Firm at such hearing as the Accounting Firm shall request or permit; provided, that (i) each Party shall provide the other Party with a copy of all materials provided to, and communications with, the Accounting Firm, and (ii) no Party (or any of its Affiliates, advisors or representatives) shall engage in any ex parte communication with the Accounting Firm at any time with respect to the Unresolved Items. The Accounting Firm shall only resolve the Unresolved Items. The resolution of the Unresolved Items by the Accounting Firm shall be final and binding, and the determination of the Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. Purchaser and Seller shall each pay their own costs and expenses incurred under this Section 1.4; provided, however, that the Accounting Firm shall allocate, and Purchaser and Seller shall pay, its fees, costs and expenses between Purchaser and Seller in accordance with the percentage that the portion of the contested amount not awarded to such Parties bears to the amount actually contested by or on behalf of such Parties.

(d) Within five (5) Business Days after the Final Closing Statement is finalized pursuant to clause (c) of this Section 1.4:

(i) If the Closing Consideration delivered on the Closing Date exceeds the final Purchase Price as adjusted pursuant to this Section 1.4 and contained in the Final Closing Statement; Seller shall pay to Purchaser an amount equal to such excess; and

(ii) If the amount of the final Purchase Price as adjusted pursuant to this Section 1.4 and contained in the Final Closing Statement exceeds Closing Consideration delivered on the Closing Date; Purchaser shall pay Seller an amount equal to such excess.

Any amount paid with respect to final adjustments to the Purchase Price made pursuant to this Section 1.4 shall be (i) paid by wire transfer of immediately available funds to an account designated by the receiving Party and (ii) treated as an adjustment of the Purchase Price for applicable tax purposes to the extent permitted by Tax Law.

Section 1.5 Escrow Amount.

(a) Generally. At the Closing, a portion of the Purchase Price in an amount equal to the Escrow Amount shall be deposited by Purchaser with the Escrow Agent in accordance with the Escrow Agreement (the “Escrow Fund”). The terms of, timing and payment under the Escrow Fund shall be in accordance with this Section 1.5, Article IX and the Escrow Agreement.

(b) Escrow Fund. The Escrow Fund shall be distributed by the Escrow Agent in accordance with this Section 1.5(b), Article IX and the Escrow Agreement. On the Business Day following the Expiration Date, the amount of the Escrow Fund then remaining (including, for the avoidance of doubt, all interest and other income earned thereon), minus the amount of any outstanding and unpaid Indemnification Claims pursuant to Article IX validly made in accordance with Article IX in good faith on or prior to the Expiration Date shall be released to Seller. After the applicable date on which the Escrow Fund is released pursuant to the foregoing sentence, upon the settlement or final determination of any prior or pending Indemnification Claim under Article IX, any amount remaining in the Escrow Fund relating to such prior or ending Indemnification Claim shall be immediately released pursuant to the terms of the Escrow Agreement.

Section 1.6 Assumed Liabilities; Other Liabilities. On the terms and subject to the conditions set forth in the Company Assignment and Assumption Agreement, at the Closing, the Company shall assume and agree to discharge and perform the Assumed Liabilities. For the avoidance of doubt, Seller and Purchaser agree that (a) Seller and the Seller Group Entities shall be solely responsible for the Excluded Liabilities, and (b) the Company shall be solely responsible for the Assumed Liabilities and any other Liabilities incident to, arising out of, related to, in connection with or attributable to the ownership or operation of the Business or Assets after the Closing.

Section 1.7 As is, Where is. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE TRANSACTION AGREEMENTS, INCLUDING THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III AND ARTICLE IV, (A) IT IS THE EXPLICIT INTENT OF EACH PARTY THAT THE PROPERTY BEING CONTRIBUTED, CONVEYED, ASSIGNED, TRANSFERRED AND DELIVERED BY SELLER AND ITS AFFILIATES IS BEING SO CONTRIBUTED, TRANSFERRED, DELIVERED AND ACCEPTED “AS IS, WHERE IS,” WITH ALL FAULTS AND THAT NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT (WHICH SHALL SURVIVE ONLY TO THE EXTENT SET FORTH IN SECTION 9.1), INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, AND ANY REPRESENTATION OR WARRANTY AS TO ENVIRONMENTAL COMPLIANCE AND (B) PURSUANT TO THIS AGREEMENT AND THE TRANSACTION AGREEMENTS, AT AND SUBJECT TO THE CLOSING, THE COMPANY SHALL ASSUME AND PAY, HONOR AND DISCHARGE WHEN DUE IN ACCORDANCE WITH THEIR TERMS ANY AND ALL ASSUMED LIABILITIES.

ARTICLE II

CLOSING

Section 2.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place immediately following the execution of this Agreement at the offices of Kean Miller LLP, 400 Convention Street, Suite 700, Baton Rouge, Louisiana 70802 on the date hereof (the “Closing Date”). The Closing shall be deemed effective as of 12:01 a.m. (Central time) on the Closing Date.

Section 2.2 Deliveries by the Company and Seller at Closing. At Closing, the Company and/or Seller, as applicable, shall deliver, or cause to be delivered, to Purchaser the following:

(a) Intentionally Omitted.

(b) Intentionally Omitted

(c) that certain assignment and assumption agreement, dated as of the date of this Agreement, duly executed by each of CCOI and Seller (the “Seller Assignment and Assumption Agreement”);

(d) that certain assignment and assumption agreement, dated as of the date of this Agreement, duly executed by each of Seller and the Company (the “Company Assignment and Assumption Agreement”);

(e)(i) to the extent previously prepared in accordance with Section 2.6 below, assignments of easements in recordable form, to the Company, with respect to the Sign Location Leases that are easements, duly executed by the appropriate grantee of such easements, and (ii) quitclaim deeds (or the applicable jurisdiction’s equivalent thereof) to the Company, in recordable form sufficient to convey to the Company title, for each of the Owned Office Properties and, to the extent previously prepared in accordance with Section 2.6 below, for each of the Material Owned Sign Location Properties, in each case, duly executed by the current title holder with respect thereto (provided that no limited or disclaimer of warranties in such real estate conveyance documents shall be deemed to modify or limit the express representations as to title contained in this Agreement);

(f) an executed counterpart to the Escrow Agreement, duly executed by each of the Escrow Agent and Seller;

(g) an executed counterpart to that certain transitional services agreement, dated as of the date hereof (the “Transitional Services Agreement”), duly executed by Seller;

(h) written resignations and general releases of all claims of all officers, managers and directors of the Company;

(i) certified copies of the certificate of formation and limited liability company agreement of each of Seller and the Company;

(j) resolutions of (x) CCOI’s board of directors, (y) Seller’s board of managers (or similar body) and equity holders, and (z) the Company’s board of managers (or similar body) and sole equity holder, in each case approving the Contributions, this Agreement and the Transaction (as applicable) and certified by each such entity’s secretary or other certifying official;

(k) a certificate of good standing of the Secretary of State of Delaware, with respect to Seller and the Company, in each case certifying that it is in good standing in Delaware;

(l) the stock ledgers and minute books, other organizational books and records and Tax Returns of the Company (to the extent any of the foregoing exist);

(m) a certification, dated as of the Closing Date, of Seller’s non-foreign status, as set forth in Treasury Regulations § 1.1445-2(b);

(n) an executed Form W-9;

(o) that certain limited guaranty agreement, executed by iHeartMedia, Inc. (the “Parent Guaranty”); and

(p) release letters or similar instruments in the form reasonably agreed upon between Seller and Purchaser, which letters provide for the release of all Liens, if any, under the Credit Agreement, dated as of August 22, 2013 (as amended, restated, supplemented or otherwise modified from time to time), among Clear Channel Outdoor Holdings, Inc., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent, in respect of the Assets

(it being understood in each case that such deeds, bills of sale, assignments and other instruments of transfer shall not be deemed to create or constitute, and shall not require Seller, the Company or any of their respective Affiliates to make, any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement and Purchaser, on behalf of itself, its Affiliates and permitted assigns hereby waives any and all claims with respect to the foregoing).

In addition, subject to Section 2.6, (x) upon Closing, the Company and Purchaser’s Affiliates shall have sole operational control over the Assets, including the Leased Real Property and Owned Real Property, (y) upon, or as promptly as is reasonably practicable following Closing (but no more than 90 days following Closing), the tangible Books and Records (including Lease, Advertising Contract and Permit files) shall either be physically delivered to Purchaser by Seller and/or Seller’s Affiliates or shall remain on the premises of the respective Office Properties, and (z) upon, or as promptly as is reasonably practicable following Closing (but no more than 90 days following Closing), Seller shall cause all Books and Records in electronic form to be transferred to Purchaser in electronic format reasonably acceptable to Purchaser.

Section 2.3 Deliveries by Purchaser at the Closing. At Closing, Purchaser shall deliver, or cause to be delivered, the following:

(a) to Seller and the Escrow Agent, respectively, the Closing Consideration and the Escrow Amount, respectively, and to the holder(s) of Closing Date Indebtedness, amounts (if any) payable to holders of the Closing Date Indebtedness;

(b) Intentionally Omitted.

(c) to Seller, the Transfer and Assignment Agreement corresponding to the Units, duly executed by Purchaser;

(a) to Seller, the Escrow Agreement, duly executed by Purchaser; and

(d) to Seller, the Transitional Services Agreement, duly executed by Purchaser;

(e) appropriately executed counterparts to such bills of sale, assignments and other instruments of transfer, and appropriately executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities; and

(f) such other instruments of assumption requested by Seller reasonably necessary to effect the assumption by Purchaser of the Assumed Liabilities as contemplated by this Agreement.

Section 2.4 Allocation of Purchase Price. The Parties acknowledge that the sale of the Units to Purchaser will be treated as an asset sale for income tax purposes. Within 60 calendar days of the finalization of the Final Closing Statement, Purchaser, in consultation with Seller, shall provide Seller a proposed allocation (the “Allocation”) of the Purchase Price (plus Assumed Liabilities) among the Assets, in accordance with Section 1060 of the Code and any similar provision of state, local or foreign law. The Allocation shall become final and binding 20 calendar days after Purchaser provides the Allocation to Seller, unless Seller objects (in which case, Seller shall propose an allocation). Seller and Purchaser shall attempt in good faith to resolve Seller’s objections. If the parties are unable to mutually agree and resolve any disputes regarding such Allocation within 90 days of the finalization of the Final Closing Statement, then Seller and Purchaser shall submit such matters in dispute to an Accounting Firm for resolution; provided that if Purchaser and Seller are unable to agree upon such firm within ten days after the end of such 30-day period, then the Accounting Firm shall be an accounting firm of national standing appointed by the American Arbitration Association in New York, New York; provided that such firm shall not be the independent auditor of (or otherwise provide services under a contractual arrangement with) either Purchaser (or any of its Affiliates) or Seller (or any of its Affiliates including iHeartMedia, Inc. or any of its Subsidiaries). Each Party shall furnish the Accounting Firm such work papers and other documents and information pertaining to the allocations still in dispute (“Disputed Allocations”) as the Accounting Firm may reasonably request and shall be afforded an opportunity to discuss such Disputed Allocations with the Accounting Firm at such hearing as the Accounting Firm shall request or permit; provided, that (i) each Party shall provide the other Party with a copy of all materials provided to, and communications with, the Accounting Firm, and (ii) no Party (or any of its Affiliates, advisors or representatives) shall engage in any ex parte communication with the Accounting Firm at any time with respect to the Disputed Allocations. The Accounting Firm shall only resolve the

Disputed Allocations. The resolution of the Disputed Allocations by the Accounting Firm shall be final and binding, and the determination of the Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. Purchaser and Seller shall each pay their own costs and expenses incurred under this Section 2.4; provided, however, that the Accounting Firm shall allocate, and Purchaser and Seller shall pay, its fees, costs and expenses between Purchaser and Seller in accordance with the percentage that the portion of the contested amount not awarded to such Parties bears to the amount actually contested by or on behalf of such Parties. Except as required by Law or any non-appealable Order, each Party covenants to report gain or loss or cost basis, as the case may be, in a manner consistent with such allocation for federal, state and local Tax purposes.

Section 2.5 Further Acts. Each Party agrees: (a) to furnish upon the request of the other party such further information, (b) to execute and deliver to the other Party such other documents and instruments and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement, including the transfer and reduction to possession of the Assets conveyed and assigned to the Company in accordance herewith. Seller agrees that for three years after the Closing, Purchaser shall have reasonable access to all information solely as relates exclusively to the Business or the Assets included in books and records or other business records of Seller or its Affiliates not delivered to the Company or Purchaser; provided, however, that (i) such access shall be conducted, following reasonable advance notice, during normal business hours under the supervision of Seller’s and its Affiliates’ personnel and in such a manner so as not to interfere with the normal operations of Seller or its Affiliates; (ii) if the Parties are in an adversarial relationship in litigation or arbitration, the provisions of this Section 2.5 governing the furnishing of information, documents or records related thereto shall cease to apply and the furnishing of information, documents or records shall be governed by the applicable rules relating to discovery; (iii) Seller and its Affiliates may take such action as they deem appropriate to separate or redact information to the extent that it does not relate to the Business or the Assets from documents and other materials made available or delivered pursuant to Section 2.5; (iv) Purchaser shall reimburse Seller and its Affiliates for all reasonable out-of-pocket costs associated with such access (including retrieval and copying costs); and (v) any access to Seller’s or its Affiliates’ properties shall be subject to such Person’s reasonable security and insurance measures and shall be subject to any restrictions applicable to the properties, including the terms of any leases.

Section 2.6 Post-Closing Deliverables.

(a) Within ten (10) days of the Closing Date, Seller and/or Seller’s Affiliates shall give any notices required to be given under the Material Contracts in connection with the consummation of the Transaction and shall further provide to Purchaser at Closing with true and complete copies of such notices. From and following the date of this Agreement, Seller and the Company shall use commercially reasonable efforts to (i) obtain any consents or authorizations required under the terms of the Material Contracts in connection with the consummation of the Transaction and (ii) prepare the documents to be executed pursuant to Section 2.2(e) as required under the terms of the Material Contracts in connection with the consummation of the Transaction. If, as of Closing (i) any notice has not been given or any authorization or consent has not been obtained under the terms of the Contracts included in the Assets (including as may be required under the terms of the Assumed Contracts in connection with the consummation of the Transaction) or (ii) any conveyance or assignment documents required to vest title to all Owned Real Property and easements in the Company have not been executed prior to Closing, in each case other quitclaim deeds with respect to Owned Office Properties as specifically required to be delivered at Closing in accordance with Section 2.2(e), notwithstanding anything in this Agreement to the contrary, such failure shall not give rise to any right to indemnification under Article IX.

(b) Seller shall (i) for twelve (12) months following the Closing Date, use commercially reasonable efforts to, as and when requested by Purchaser, give any notice that has not been given or obtain any authorization or consent that has not been obtained prior to the Closing that is required under the terms of the Contracts included in the Assets (including as may be required under the terms of the Assumed Contracts in connection with the consummation of the Transaction) and (ii) as soon as practicable following Closing (but no more than 90 days following Closing), deliver to Purchaser an accurate list and description of all Owned Real Property and execute and deliver to Purchaser all real estate conveyance documents required to vest title to all Owned Real Property and easements in the Company (to the extent not previously delivered at Closing). Following Closing, until such required notices are given or such required consents are obtained or such documents are executed, Seller agrees to enter into a commercially reasonable alternative arrangement to provide (and cause its Affiliates to provide, as applicable), the Company and Purchaser’s Affiliates with the benefits (e.g., in respect of any applicable Sign Location Lease, the right to operate the Structures on the property covered thereby) to which such notice or consent relates, including by enforcing at the written request of Purchaser (and at Purchaser’s sole cost and expense) any of the rights under such Contract (including the right of termination); and to the extent the Company (or Purchaser’s Affiliate) receives such benefits (or Seller enforces any rights under such Contract at Purchaser’s written request), Purchaser shall be responsible for the performance of the Seller’s obligations thereunder, at Purchaser’s sole cost and expense, acting in good faith and in the ordinary course of business. If within the twelve (12) month period following the Closing Date (aa) either Party (or their Affiliates) receives written notice from a landowner or counterparty (or counsel for the landowner or counterparty) purporting to terminate a particular Sign Location Lease which is a Material Contract or a Bus Transit Contract, as a result of the failure to obtain a consent required by the terms of such lease or Bus Transit Contract, or (bb) any such landlord or counterparty files suit (or initiates arbitration, if applicable) against either Party (or their respective Affiliates) seeking termination of the applicable Sign Location Lease or Bus Transit Contract, as a result of the failure to obtain a consent required by the terms of such lease or Bus Transit Contract, or (cc) any such landowner or counterparty requires payment of a material sum or some other material concession from the Company in exchange for any such required consent (and in the case of a demand for a material sum of money, where Seller elects to not pay such amount upon request of the Company), then in each such instance, the Company or Purchaser may within ten days following the expiration of such twelve month period (or such later period as provided below) by written notice to Seller either (i) elect to relinquish all of its right, title and interest in and to such Sign Location Lease or Bus Transit Contract, as applicable (and any Assets solely related thereto), to Seller, in which case the Purchaser shall be entitled to a payment from Seller in an amount equal to that portion of the Purchase Price allocable to such item or asset, which shall be based on a multiple equal to the product of 7.1 times net revenues less site lease expense for calendar year 2014; or (ii) elect to retain such rights over the item or asset, in which case there would be no such payment to the

Company or Purchaser, as applicable; provided, however, that (x) Purchaser shall upon request by Seller, assist and cooperate with Seller in effecting the commercially reasonable alternative arrangement referred to above and in obtaining the applicable required consent, and (y) before Purchaser shall have the right to exercise its rights under subpart (i) above, Seller shall have the right (at Seller’s sole cost) to defend any such action by a landlord or counterparty and/or to negotiate a settlement and/or cure any alleged breach of the applicable lease or Bus Transit Contract and so long as Seller is diligently doing so, Seller shall have until the expiration of the following periods to cure or settle such matter (i) if Purchaser is still permitted to operate at such location during the pendency of such matter, until such matter is finally adjudicated or (ii) if Purchaser is not permitted to operate at such location during the pendency of such matter and Seller elects not to replace the lost net cash flow at such location during the pendency of such matter, a two (2) month period from the date Purchaser is first not able to operate at such location (provided, further, that, in the case of both (i) and (ii) above, if Purchaser in good faith determines that the Company or Purchaser’s applicable Affiliate could reasonably be expected to be subject to liability to such landlord or counterparty by continuing to operate such asset, Purchaser may require that Seller confirm in writing to Purchaser Seller’s duty to defend and indemnify Purchaser with respect thereto, including but not limited to damages for trespass, where applicable). Purchaser acknowledges that failure to timely notify Seller of such an election in accordance with the foregoing shall be deemed an acceptance by Purchaser of such Sign Location Lease or Bus Transit Contract, as applicable and related Assets and a relinquishment of any right to payment from Seller. For the avoidance of doubt, any amounts that may become due to Purchaser (or the Company) under this paragraph shall not be subject to the limitations set forth in Section 9.2(c).

(c) As soon as practicable following the Closing (but no later than 90 days following Closing), Seller shall deliver to Purchaser Outdoor Advertising Permit transfer documents as are required to validly and fully transfer and assign all such Permits to the Company (or Purchaser’s designated Affiliate).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the disclosure schedule (the “Seller Disclosure Schedule”) attached to this Agreement as Schedule A, Seller hereby represents and warrants to Purchaser as follows:

Section 3.1 Organization and Power. Seller is duly organized, validly existing and in good standing under the laws of its state of formation. Seller has the requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. Seller has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Seller is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Authorization of Agreement. The execution, delivery and performance by Seller of the Transaction Agreements to which it is a party and the consummation by Seller of the Transaction have been duly authorized by the requisite action on the part of Seller and no other actions on its part are necessary to authorize the execution, delivery or performance of the Transaction Agreements by Seller and the consummation of the Transaction by Seller. Each of the Transaction Agreements to which Seller is a party has been or will be, at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties thereto) each such Transaction Agreement, when so executed and delivered, will constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.

Section 3.3 Conflicts; Consents of Third Parties.

(a) Except as listed on Section 3.3(a) of the Seller Disclosure Schedule, and assuming all Governmental Approvals as contemplated by Section 3.3(b) below have been obtained and are effective and all applicable waiting periods have expired or been terminated and all filings and notifications described in Section 3.3(b) have been made, none of the execution and delivery by Seller of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by Seller (A) will result in the creation of any Lien on any of the Assets (other than Permitted Liens) or (B) conflict with, violate or constitute a default (with or without notice or lapse of time, or both) under, give rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of any benefit under or require any consent, approval or waiver from any Person pursuant to any provision of (i) the Organizational Documents of Seller or one or more of its parent company(ies); (ii) any Material Contract or Permit to which Seller is a party or by which any of its properties or assets are bound; or (iii) any Law or Order that is applicable to Seller, except, in the case of clauses (ii) and (iii), as would not have (or would not be reasonably expected to have), individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 3.3(a) of the Seller Disclosure Schedule, no Governmental Approval is required on the part of Seller in connection with the execution and delivery by Seller of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by Seller, except for (i) any filing, expiration or termination of waiting period or other approval required under the HSR Act and under any other applicable antitrust, competition or pre-merger notification law or legal requirement and (ii) any such other Governmental Approval, the failure of which to make or obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Units. The Units have been duly and validly authorized and issued and are fully paid and nonassessable, are owned beneficially and of record solely by Seller, free and clear of any Liens, are not evidenced by any certificate or other instrument, and were not issued in violation of any purchase or call option, right of first refusal, subscription rights, preemptive rights or any similar rights or any applicable Law. Except for the Units, there are no outstanding (i) membership interests or other equity interests or voting securities of the Company, (ii) securities convertible or exchangeable into Units, membership interests or other equity interests or voting securities of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem membership interests or other equity interests of the Company or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect the Company.

Section 3.5 Legal Proceedings. There are no pending or, to the Knowledge of Seller, threatened, Legal Proceedings against Seller. There is no outstanding Order imposed on Seller that would reasonably be expected to adversely affect the ability of Seller to consummate the Transaction.

Section 3.6 Financial Advisors. Except as set forth on Section 4.22 of the Company Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Seller and no Person other than those Persons set forth on Section 4.22 of the Company Disclosure Schedule is entitled to any fee or commission or like payment from Seller or the Company in connection with the Transaction.

Section 3.7 Tax Matters. At all times since the Company’s formation, Seller has properly treated the Company for U.S. federal (and, to the extent permissible, applicable state and local) income tax purposes as a disregarded entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure schedule (the “Company Disclosure Schedule”) attached to this Agreement as Schedule B, the Company hereby represents and warrants to Purchaser as follows:

Section 4.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the laws of its state of formation. The Company is in good standing and duly licensed or qualified to do business in each jurisdiction in which the nature of the Assets and the Business make such licensing or qualification necessary, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has the requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. Except as may relate to Permits (which are addressed in Section 4.11(b)), the Company has the power and authority to carry on the Business in all material respects.

Section 4.2 Authorization of Agreement. The execution, delivery and performance by the Company of the Transaction Agreements to which it is a party and the consummation by the Company of the Transaction have been duly authorized by the requisite corporation action on the part of the Company and no other actions on its part are necessary to authorize the execution, delivery or performance of the Transaction Agreements by the Company and the consummation of the Transaction by the Company. Each of the Transaction Agreements to which the Company is a party has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties thereto) each such Transaction Agreement, when so executed and delivered, will constitute the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.

Section 4.3 Conflicts; Consents of Third Parties.

(a) Except as listed on Section 4.3(a) of the Company Disclosure Schedule, and assuming all Governmental Approvals as contemplated by Section 4.3(b) below have been obtained and are effective and all applicable waiting periods have expired or been terminated and all filings and notifications described in Section 4.3(b) have been made, none of the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by the Company (A) will result in the creation of any Lien on any of the Assets (other than Permitted Liens), or (B) conflict with, violate or constitute a default (with or without notice or lapse of time, or both) under, give rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of any benefit under or require any consent, approval or waiver from any Person pursuant to any provision of (i) the Organizational Documents of the Company or one or more of its parent company(ies); (ii) any Material Contract or Permit to which the Company is a party or by which any of its properties or assets are bound; or (iii) any Law or Order that is applicable to the Company, except, in the case of clauses (ii) and (iii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 4.3(b) of the Company Disclosure Schedule, no Governmental Approval is required on the part of the Company or any Affiliate of the Company in connection with the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by the Company, except for (i) any filing, expiration or termination of waiting period or other approval required under the HSR Act and under any other applicable antitrust, competition or pre-merger notification law or legal requirement and (ii) any such other Governmental Approval, the failure of which to make or obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Operations. As of the date of this Agreement, the Company has not conducted any business, operations or activities other than in connection with its organization, negotiation and execution of the Transaction Agreements and the consummation of the Transaction. As of the date of this Agreement, the Company does not have any Subsidiaries and is not a party to any Contract other than the Transaction Agreements. Other than as contemplated by this Agreement, the Company has no commitments or obligations to sell or issue equity securities. As of the date of this Agreement, the Company has not guaranteed any obligations of any other Person. The Company does not have, nor has it ever had, any employees. As of the Closing, the Company will own no assets or properties other than the Assets.

Section 4.5 Organizational Documents. The Company has made available to Purchaser accurate and complete copies of the Organizational Documents of the Company.

Section 4.6 No Distributions. The Company has not declared, committed to make or made any distributions or dividends since the inception of the Company.

Section 4.7 Financial Information.

(a) Section 4.7(a) of the Company Disclosure Schedule sets forth accurate and complete copies of the following financial information (collectively, the “Business Financial Information”):

(i) the unaudited, combined balance sheets of the Business for the Area as of December 31, 2014 and 2013, and the related unaudited, combined statements of operations of the Business for the Area for the years then ended; and

(ii) an unaudited, combined balance sheet of the Business for the Area as of November 30, 2015, and the related unaudited, combined statements of operations of the Business for the Area for the eleven (11) month period then ended.

December 31, 2014, shall be referred to herein as the “Balance Sheet Date”, the balance sheet of the Business as of such date shall be referred to herein as the “Balance Sheet”, the balance sheet of the Business as of November 30, 2015 shall be referred to herein as the “Interim Balance Sheet” and November 30, 2015 shall be referred to herein as the “Interim Balance Sheet Date”.

(b) The Business Financial Information (i) have been prepared in accordance with the Accounting Rules, (ii) are derived from and in accordance with the Books and Records (which are accurate and complete in all material respects) and (iii) present fairly and accurately, in all material respects, the combined financial condition and results of operations of the Business as of the dates and for the periods indicated therein except, (x) that such Business Financial Information may be subject to normal year-end adjustments and (y) for the absence of notes thereto throughout the periods covered thereby.

(c) Upon the consummation of the Contributions and as of the Closing, the Company shall have no Liabilities, other than the Assumed Liabilities.

Section 4.8 Undisclosed Liabilities. Except as set forth on Section 4.8 of the Company Disclosure Schedule, there are no Liabilities regarding the Business or Assets that would have been required to be reflected on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, and the Company does not have any off-balance sheet Liability of any nature to any Persons regarding the Business or Assets, in each case, other than (a) as disclosed in, set forth on or reflected or reserved against in the Interim Balance Sheet, (b) those incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet Date, (c) those included in the calculation of the Closing Consideration, (d) those arising in connection with the transactions contemplated by this Agreement, (e) those disclosed on another section of the Company Disclosure Schedule or incidental to the existence of the Company or ownership or operation of the Business or the Assets and (f) those that are repaid, terminated, forgiven, settled, cancelled or otherwise extinguished at Closing or retained by Seller or CCOI, in each case, pursuant to the terms of this Agreement.

Section 4.9 Absence of Certain Developments. Except as set forth on Section 4.9 of the Company Disclosure Schedule, since the Interim Balance Sheet Date (a) the Business has been conducted in all material respects in the Ordinary Course of Business other than as relates to the transactions contemplated hereby and (b) there has not been any event, change, occurrence or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Legal Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, in the 12 months prior to the date of this Agreement, threatened, Legal Proceedings against (a) the Company or its Affiliates or (b) to the Knowledge of the Company, any of its directors, officers (in their capacities as such), in each case that relate to the Business or the Assets and that would be reasonably expected to result in (x) more than $250,000 in damages or (y) injunctive relief prohibiting the consummation of the transactions contemplated hereby, except, in each case, for workers compensations claims and collections actions initiated by the Company or its Affiliates, in each case, in the Ordinary Course of Business. There is no outstanding Order imposed upon the Company or its Affiliates that substantially impairs the operation of the Business or the Assets.

Section 4.11 Compliance with Laws; Permits.

(a) Except (i) as set forth on Section 4.11(a) of the Company Disclosure Schedule, (ii) as may relate to Permits, which are addressed in Section 4.11(b) below, and (iii) for any noncompliance that is not material, the Company and its Affiliates are in compliance and have, in the twelve (12) months prior to the date of this Agreement, complied with all Laws applicable to the ownership or operation of the Assets. Since the Balance Sheet Date, neither the Company nor its Affiliates have received any written notice of, or been formally charged by a Governmental Authority with, the material violation of any Laws applicable to the ownership or operation of the Assets.

(b) Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, the Company holds (i) all Permits, other than Outdoor Advertising Permits, that are material to the Business and required for the ownership and/or operation of the Assets and (ii) all Outdoor Advertising Permits required to operate each Structure that generated at least $75,000 in revenues in the twelve months ending on September 30, 2015. Since the Balance Sheet Date, neither the Company nor any of its Affiliates has received written notice alleging a material violation of such Permits or any Law applicable thereto.

Section 4.12 Taxes. With respect to the Assets:

(a) All material Tax Returns that are or were required to be filed by the Company or its Affiliates and that relate to the Assets have been filed pursuant to applicable Law.

(b) All material Taxes (individually or in the aggregate) that have or may have become due pursuant to such Tax Returns referred to in Section 4.12(a) or otherwise, or pursuant to any written assessment received by the Company or its Affiliates that relate to the Assets, except such Taxes, if any, that are being contested in good faith, and in accordance with applicable Law, have been paid or provision has been made therefor.

(c) There are no material Liens for Taxes on any of the Assets other than statutory liens for Taxes not yet due and payable.

(d) To the Knowledge of the Company, no Taxes owed by the Company or its Affiliates prior to Closing may be imposed on the Company after Closing or Purchaser as a result of the Transaction.

(e) There is no Contract or Order with or by a Governmental Authority which governs the methodology or amount of Taxes paid or to be paid with respect to the Assets that binds any future owners or operators of the Assets.

(f) The Company is a disregarded entity for U.S. federal (and, to the extent permissible, applicable state and local) income tax purposes.

(g) The representations and warranties set forth in this Section 4.12 are the sole and exclusive representations and warranties in respect of Tax matters.

Section 4.13 Title to and Condition of Certain Assets.

(a) Section 4.13(a) of the Company Disclosure Schedule contains an accurate and complete description of all Material Owned Sign Location Properties. Except as set forth on Section 4.13(a) of the Company Disclosure Schedule, the Company has fee simple title to all Owned Sign Location Properties, free and clear of all Liens (other than Permitted Liens). Except as set forth on Section 4.13(a) of the Company Disclosure Schedule, as a result of the transactions contemplated by the Transaction Agreements or as a result of Permitted Liens, none of the Company or its Affiliates has optioned or encumbered in writing its interests in the Owned Sign Location Properties or any portion thereof except in the Ordinary Course of Business.

(b) The Owned Sign Location Properties and the use thereof for the purposes for which they are presently being used comply with all Laws, except for such failures to comply or which violations that have not had and would not reasonably be expected to have a Company Material Adverse Effect, and to the Knowledge of Company there exists no such violation which would reasonably be expected to materially interfere with the present use of the Owned Sign Location Properties and any improvements, including the Structures, facilities, buildings, plants, structures, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Owned Sign Location Properties, and other improvements located thereon (collectively, the “Improvements”).

(c) Subject to Section 2.6, the Company holds a valid and existing leasehold interest in, or a valid license to occupy, the property covered by the Sign Location Leases, except as to Sign Location Leases that have expired by their terms. Neither the Company nor any of its Affiliates have actually received or sent written notice of an, and to the Knowledge of the Company there is no, event of default that is continuing under any of the Sign Location Leases that would, individually or in the aggregate, have a Company Material Adverse Effect. None of the Company or its Affiliates have entered into any Contract other than this Agreement for the assignment or other transfer of a Sign Location Lease.

(d) Section 4.13(d) of the Company Disclosure Schedule sets forth a complete and accurate list of all Office Properties, indicating with respect to each such Office Property (i) its address, and (ii) whether it is owned (an “Owned Office Property”) or Leased (a “Leased Office Property”). Except as set forth in Section 4.13(d) of the Company Disclosure Schedule, the Company has (i) title to such Owned Office Property, free and clear of all Liens (other than Permitted Liens) and (ii) not leased or otherwise granted to any Person the right to occupy such Owned Office Property or any portion thereof. Except as set forth on Section 4.13(d) of the Company Disclosure Schedule or pursuant to this Agreement, none of the Company or its Affiliates have optioned or encumbered in writing their interests in the Owned Office Property or any portion thereof except in the Ordinary Course of Business and except for Permitted Liens. Purchaser has received access to copies of all deeds, title insurance policies, surveys, Permits and Phase I environmental reports relating to or otherwise affecting the Owned Office Property to the extent in the Company’s possession or control. Except as set forth on Section 4.13(d) of the Company Disclosure Schedule, neither the Company nor any of its Affiliates have received written notice of any condemnation proceedings or eminent domain proceedings in the past 12 months and, to the Knowledge of the Company, no such condemnation proceedings or eminent domain proceedings are threatened against any Owned Office Property. Subject to Section 2.6, the Company holds a valid and existing leasehold interest in, or a valid license to occupy, the Leased Office Property, except as to any Office Lease that has expired by its terms. There is no Contract other than this Agreement for the assignment or other transfer of any Office Lease.

(e) The Assets do not include any capital stock, long-term investment in debt securities or equity interest of or in any Person.

Section 4.14 Environmental Matters.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Schedule:

(i) for the past twelve (12) months, the Business has been conducted in material compliance with, and has not committed any material violations of, applicable Environmental Laws, as relates to the Assets;

(ii) the Company or its Affiliates have (A) maintained all material Permits that are required under Environmental Laws for the operation of the Business as presently conducted (collectively, the “Environmental Permits”) and (B) operated the Business in compliance in all material respects with the terms of such Environmental Permits;

(iii) none of Company or its Affiliates has received in the twelve (12) months prior to the date of this Agreement written notice of a Legal Proceeding or Order alleging any material liability under any Environmental Law applicable to the operation of the Business or is subject to any outstanding Order with regard to any material violation of any such Environmental Law, as relates to the Assets;

(iv) to the Knowledge of the Company, no Person has in the past three years generated, transported, treated, stored, Released or disposed of any Hazardous Materials on any Assets or any underlying real property in any manner that would reasonably be expected to give rise to any material remedial obligation, corrective action requirement or liability for the Company under any Environmental Law; and

(v) to the Knowledge of the Company, no parcel of Owned Real Property is subject to ongoing monitoring and reporting obligations under Environmental Laws, or is currently being, or scheduled to be following the Closing Date, the subject of any remediation or clean up required by Environmental Laws or any Governmental Authority having enforcement power or authority under Environmental Laws.

(b) The representations and warranties set forth in this Section 4.13 are the sole and exclusive representations and warranties in respect of past of future liability under and compliance with any Environmental Law.

Section 4.15 Contracts.

(a) Section 4.15(a) of the Company Disclosure Schedule sets forth a list of all of the following Contracts as of the date of this Agreement to which Seller or one of its Affiliates is a party or by which one or more of them are bound and that are included in the Assets (excluding, for the avoidance of doubt, any Contracts that are included in the Excluded Assets) (the Contracts identified or required to be identified in Section 4.15(a) of the Company Disclosure Schedule, are collectively referred to as the “Material Contracts”):

(i) each Sign Location Lease with respect to which the Structure(s) operated thereunder produced advertising revenue in excess of $75,000 during the twelve months ending on September 30, 2015;

(ii) each easement comprising a Sign Location Lease with respect to which the Structure(s) operated thereunder produced advertising revenue in excess of $75,000 during the twelve months ending on September 30, 2015;

(iii) all Office Leases;

(iv) each Advertising Contract which provides for future revenue by the advertising customer in excess of $75,000;

(v) Wireless Contracts that produced revenue in excess of $75,000 during the twelve months ending on September 30, 2015;

(vi) each Bus Transit Contract;

(vii) each Labor Contract;

(viii) Indemnity Agreements, Assigned Non-Competition Agreements and Acquisition Agreements, but only to the extent the Company will be obligated or could reasonably be expected to pay one or more Persons more than $250,000 following the Closing; and

(ix) any Other Assigned Contract that (A) restricts or will following the Closing purport to restrict the Company from competing with any Persons or conducting any particular line of business in the Area, or (B) would result in the Company being obligated to pay or provide goods or services valued at (pursuant to the specific terms of such Contract) more than $150,000 during the 12 months following the date of this Agreement.

(b) True, correct and complete copies of each Material Contract have been made available to Purchaser (or, in the case of any Material Contracts that are oral Contracts, summaries of the material terms thereof). The Company and its Affiliates have performed all of the obligations required to be performed by them under, are entitled to all benefits under and are not in default under of any Material Contract. Except as set forth on Section 4.15(b) of the Company Disclosure Schedule, each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or its Affiliates (and, subject to Section 2.6, the Company’s Affiliates have assigned all Material Contracts to the Company, whereupon, subject to Section 2.6, the Material Contracts are legal, valid, binding and enforceable obligations of the Company), and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable Equitable Principles. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or its Affiliates, or to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to become a default or event of default under any Material Contract or that would result in a termination thereof or would cause or permit the acceleration of or to any material right or obligations (either individually or in the aggregate) or the loss of any material benefit (either individually or in the aggregate) thereunder, including giving any third party the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract. Except as listed on Section 4.15(b) of the Company Disclosure Schedule, none of the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by the Company conflicts with, violates or constitutes a default (with or without notice or lapse of time, or both) under, gives rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of any benefit under or requires any consent, approval or waiver from any Person pursuant to any provision of any Material Contract.

Section 4.16 Personal Property. Except as set forth in Section 4.16 of the Company Disclosure Schedule, as of the date of this Agreement, the Company has title to (or, subject to Section 2.6, a valid leasehold interest in or other valid right to operate) all of the tangible personal properties included in the Assets (other than items of tangible personal property, other than Structures, that individually and in the aggregate are immaterial to the operation of the Business), and such title or leasehold interests are free and clear of all Liens (other than Permitted Liens).

Section 4.17 Intellectual Property. Except as set forth on Section 4.17 of the Seller Disclosure Schedule, to the Knowledge of Seller, all material Intellectual Property that is exclusively used in, and material to, the conduct of the Business as currently conducted by Seller with respect to the tangible outdoor advertising Assets to the extent located in the Area is either (a) owned by the Company or (b) to the extent licensed pursuant to a Contract constituting an

Asset, subject to Section 2.6, licensed by the Company, except, in each case, other than Intellectual Property comprising or reflected in Commercial Software. Section 4.17(i) of the Seller Disclosure Schedule sets forth a list of all registrations and applications for registration with a Governmental Authority of Owned Intellectual Property. To the Knowledge of Seller, each such item of Owned Intellectual Property identified on Section 4.17(i) of the Seller Disclosure Schedule is subsisting and has not lapsed or been abandoned. Except as set forth on Section 4.17 (ii) of the Seller Disclosure Schedule, there is no lawsuit pending or, to the Knowledge of Seller, threatened in writing against Seller or any of its Affiliates in the past twelve (12) months by any third party contesting the ownership, use, infringement or misappropriation by Seller or any of its Affiliates of any Owned Intellectual Property. To the Knowledge of Seller, except as set forth on Section 4.17(iii) of the Seller Disclosure Schedule, (i) the operation of the Business as currently conducted by the Seller with respect to the Assets is not infringing or misappropriating any Intellectual Property of any third party in any manner that would materially and adversely affect such Business (either individually or in the aggregate). Seller and its Affiliates have taken commercially reasonable precautions to protect the confidentiality of the trade secrets of the Business that constitute Assets. The representations and warranties set forth the third and fourth sentences of this Section 4.17 are the sole and exclusive representations and warranties in respect of infringement or misappropriation of intellectual property.

Section 4.18 Labor Matters.

(a) Except as set forth in Section 4.18 of the Company Disclosure Schedule, neither the Company nor any of its Affiliates is party to any Labor Contract covering any Business Employee.

(b) There is no pending or, to the Knowledge of the Company, threatened, strike, work stoppage, walkout, or similar material labor dispute involving the Business Employees.

(c) No event giving rise to the requirement that notice be given to any Business Employee under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or under any similar state or local Law has occurred or been announced during the 90-day period ending on the date of this Agreement or any longer period required by any local Law.

(d) To the Knowledge of the Company, there is no ongoing or threatened union organization campaign involving the Business Employees.

Section 4.19 Employee Benefit Plan Matters.

(a) Each of the Business Benefit Plans has been administered in all material respects in accordance with its terms and in compliance with applicable Law (including the requirements of ERISA and the Code).

(b) Neither the execution of this Agreement nor the consummation of the Transaction will create a Liability for Purchaser or any of its Affiliates by (i) causing any payment to become due to any Business Employee under any Business Benefit Plan or (ii) accelerating the time of payment or vesting, or increase the amount of compensation due any Business Employee under any Business Benefit Plan.

(c) Except as would not result in any Liability to Purchaser or any of its Affiliates, no Business Benefit Plan is, and neither Company nor any of its Affiliates sponsors, maintains, contributes to, has any obligation to contribute to or has any Liability with respect to, any “multiemployer plan” within the meaning of ERISA Section 3(37) or any single employer defined benefit pension plan subject to Title IV of ERISA.

(d) With respect to each Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code, each such plan has received a favorable determination or opinion letter from the IRS.

(e) Except as otherwise contemplated by Section 7.6, neither Purchaser nor an Affiliate will incur any Liability as a result of or in connection with any Employee Benefit Plan (as defined below) that is maintained or contributed to by the Company or by any of its Affiliates prior to the Closing. For purposes of this section, “Employee Benefit Plan” means all pension, profit-sharing, bonus, incentive, welfare, severance, stock option, stock award, phantom stock or any other equity-based plan, retiree medical, sick pay, vacation or other employee benefit plan (whether or not governed by ERISA).

Section 4.20 Transactions With Related Parties. Except as set forth on Section 4.20 of the Company Disclosure Schedule, neither CCOI, Seller, the Company nor, to the Knowledge of the Company, any officer or director of CCOI, the Seller, the Company, or the respective Affiliates or Family Members of the foregoing (each a “Related Party”), (a) is a party to any transaction or Contract with the Company or its Affiliates included in the Assets, other than employment or consulting agreements entered into with individuals in the Ordinary Course of Business, or (b) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or has the right to participate in the profits of, any Person that is a customer or landlord with respect to the Business.

Section 4.21 Insurance.

(a) Section 4.21(a) of the Company Disclosure Schedule sets forth the material insurance policies of the Business as of the date of this Agreement (the “Material Insurance Policies”). All Material Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid in full as of the date of this Agreement. As of the date of this Agreement, none of the Company or its Affiliates has received written notice in the twelve (12) months prior to the date of this Agreement threatening cancellation or non-renewal of, or a material premium increase under, any of the Material Insurance Policies. Except as set forth on Section 4.21 of the Company Disclosure Schedule, in the past twelve (12) months prior to the date of this Agreement, the Company or its Affiliates have not had (i) any insurance claim relating exclusively to the Business in excess of $250,000 rejected or payment with respect thereto denied for such claim, or (ii) the policy limit under any Material Insurance Policy exhausted. As of the date of this Agreement, the Company and its Affiliates have not made any substantial claim under any insurance policies of the Business regarding the Assets that is currently pending.

(b) Except as set forth on Section 4.20(b) of the Company Disclosure Schedule, there are no self-insurance arrangements maintained by or on behalf of the Company or its Affiliates with respect to the Assets.

Section 4.22 Financial Advisors. Except as set forth on Section 4.22 of the Company Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for the Company or Seller, and no Person other than those Persons set forth on Section 4.22 of the Company Disclosure Schedule is entitled to any fee or commission or like payment from the Company or Seller in connection with the Transaction.

Section 4.23 Structures and Panels.

(a) Section 4.23(a) of the Company Disclosure Schedule includes a complete list of all Structures and Panels owned or operated by the Company or its Affiliates in the Area as of December 16, 2015. Except as set forth in Section 4.23(a) of the Company Disclosure Schedule, neither the Company nor any of its Affiliates has received written notice that any Structures or Panels that generated at least $75,000 in client revenues in the twelve months ending on September 30, 2015 are not either (a) legal and conforming, or (b) legal and nonconforming. Except as set forth in Section 4.23(a) of the Company Disclosure Schedule, to the Knowledge of the Company, all of the Structures meet the requirements of the applicable existing outdoor advertising contracts to which the Company or its Affiliates are a party (including number of boards and illumination). Except as set forth on Section 4.23(a) of the Company Disclosure Schedule, all of the Structures are located on a parcel of Owned Real Property or a parcel of land subject to a Sign Location Lease or easement and, to the Knowledge of the Company, do not encroach on the property of others, either public or private; and, to the Knowledge of the Company, the Company has (subject, in the case of any Sign Location Lease or easement, to Section 2.6) continuous and uninterrupted access to each such Structure pursuant to the terms of the applicable Sign Location Lease, easement or parcel of Owned Real Property. Except as set forth in Section 4.23(a) of the Company Disclosure Schedule and subject to Section 4.23, the Company has title to (x) the Structures located on any Owned Real Property, and (y) such Structures that generated at least $75,000 in client revenues in the twelve months ending on September 30, 2015, and such title is free and clear of all Liens (other than Permitted Liens).

(b) Each digital Structure and its component parts are subject to a (i) manufacturer’s warranty or an extended parts Contract; (ii) installation warranty; and (iii) maintenance service Contract (including labor). All such warranties and Contracts are in full force and effect and are a legal, valid, binding and enforceable obligation of the Company, and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable Equitable Principles. All sums due as of the Closing Date under such warranties and Contracts have been paid in full.

(c) The representations and warranties set forth in this Section 4.23 are the sole and exclusive representations and warranties in respect of Structures and Panels.

Section 4.24 Certain Payments. To the Knowledge of Seller, neither the Business nor any director, officer, employee or other Person authorized to act on behalf of the Business has during the last five (5) years offered, paid or promised or authorized to pay, directly or indirectly, anything of value to any Person or to any official of a Governmental Authority (a “Government Official”) for the purpose, in whole or in part, of: (a) influencing any act or decision of such Government Official; (b) inducing such Government Official to do or omit to do an act in violation of a lawful duty; (c) securing any improper advantage; (d) inducing such Government Official to influence any act or decision of a Governmental Authority or state-owned enterprise; or (e) otherwise violating any Anti-Corruption Law, except, in each case, as would not reasonably be expected to result in the imposition of material liabilities on the Business, either individually or in the aggregate.

Section 4.25 Sufficiency of Transferred Assets. Except (a) as set forth on Section 4.25 of the Company Disclosure Schedule, (b) as contemplated by the Transaction Agreements, (c) with respect to intellectual property (including trade secrets and other confidential information, Clear Channel Marks, Internet domain names, websites and website content, and social media user names and accounts), and (d) except to the extent Seller is unable to assign any Contract without obtaining consent or with the provision of notice pursuant to the terms of such Contract, and assuming that Purchaser has the ability to provide to the Business all division and corporate-level services of the type provided prior to the date of this Agreement to the Business by the Company or any Affiliates of the Company, the Assets collectively, constitute all of the assets, rights and properties necessary to permit Purchaser to operate and conduct the Businesses in each MSA immediately following the Closing in substantially the same manner as such Businesses are being operated and conducted in each MSA immediately prior to the Closing.

Section 4.26 Insolvency. There are no bankruptcy, reorganization or receivership proceedings pending or, to the Knowledge of the Company, threatened against CCOI, its Subsidiaries or Seller, and neither CCOI, nor any of its Subsidiaries nor Seller is insolvent or generally unable to pay its debts as they become due. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or its Affiliates (including the Company).

Section 4.27 Books and Records. The copies of the minute books containing the limited liability company and/or similar governance records of meeting of equity holders, directors, managers and members of the Seller and the Company made available to Purchaser are accurate and complete in all material respects and contain accurate records of all meetings of, and corporate action taken by (including action taken by written consent), such equity holders, directors, managers and members of the Seller and the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth on the disclosure schedule attached to this Agreement as Schedule C (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants as follows:

Section 5.1 Organization and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. Purchaser has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.2 Authorization of Agreement. The execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation of the Transaction have been duly authorized by the requisite corporate action on the part of Purchaser, and no other actions on its part are necessary to authorize the execution, delivery or performance of the Transaction Agreements and the consummation of the Transaction by Purchaser. Each of the Transaction Agreements to which it is a party has been or will be, at or prior to the Closing, duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties thereto) each of the Transaction Agreements, when so executed and delivered, will constitute the legal, valid and binding obligations of Purchaser, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.

Section 5.3 Conflicts; Consents of Third Parties.

(a) Assuming the making of the filings and notifications and the receipt of the consents or waiting period terminations or expirations identified in Section 5.3(b), none of the execution and delivery by Purchaser of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction conflicts with, violates or constitutes a default (with or without notice or lapse of time, or both) under, permit the acceleration of any obligation under, gives rise to a right of termination, modification or cancellation under or require any consent, approval or waiver from any Person pursuant to any provision of (i) the Organizational Documents of Purchaser or any of its Affiliates; (ii) any Contract or Permit to which Purchaser or any of its Affiliates is a party or by which any of the properties or assets of Purchaser or any of its Affiliates are bound; or (iii) any Law or Order applicable to Purchaser or any of its Affiliates, except in the case of clauses (ii) and (iii), where such conflict, violation or default would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No consent, waiver, approval, notice, waiting period expiration or termination, Order, Permit or authorization of, declaration, registration or filing with or notification to any Governmental Authority is required on the part of Purchaser or any of its Affiliates in connection with the execution and delivery by Purchaser of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by Purchaser, except for (i) any filing or expiration of termination of the waiting period or other approval required under the HSR Act and (ii) such other Governmental Approvals the failure of which to make or obtain would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.4 Legal Proceedings. There are no pending or, to the Knowledge of Purchaser, threatened, Legal Proceedings against Purchaser or any of its Affiliates that would have, individually or in the aggregate, a Purchaser Material Adverse Effect. There is no outstanding material Order imposed upon Purchaser or any of its Affiliates or any of their respective assets, except for Legal Proceedings which, if adversely determined, would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.5 Financial Capability. Purchaser has sufficient cash to pay all amounts required to be paid pursuant to Article II and all other amounts payable by it pursuant to the terms of this Agreement and any of the Transaction Agreements and to carry out and complete the Transaction. Purchaser acknowledges and agrees that its obligations hereunder and its ability to consummate the transactions contemplated hereby are not subject to any financing contingency.

Section 5.6 Solvency; Fraudulent Conveyance. Assuming the accuracy of the representations and warranties set forth in Article IV, immediately after giving effect to the transactions contemplated hereby, Purchaser and each of its Subsidiaries (including the Company) shall be able to pay their respective debts as they become due and shall own property that has a fair saleable value greater than the amounts required to pay their respective debts when due (including all contingent liabilities). Immediately after giving effect to the transactions contemplated hereby, Purchaser and each of its Subsidiaries (including the Company) shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or its Subsidiaries (including the Company).

Section 5.7 Investment Intent. Purchaser is acquiring the Units for its own account and for investment purposes only and not with a view to the distribution thereof. Purchaser acknowledges that the Units have not been registered under the Securities Act or the Exchange Act or any state or foreign securities Law and that Purchaser must bear the economic risk of its investment in the Units until and unless the offer and sale of such Units is subsequently registered under the Securities Act and all applicable state securities Laws or an exemption from such registration is applicable. Purchaser has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating an investment in the Units, and Purchaser can bear the economic risk of an investment in the Units and can afford a complete loss of such investment. Purchaser will not offer to sell or otherwise dispose of the Units in violation of any of the registration requirements of the Securities Act or any comparable state Law.

Section 5.8 Financial Advisors. Except as set forth on Section 5.8 of the Purchaser Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Purchaser or its Affiliates and no Person is entitled to any fee or commission or like payment from Purchaser or its Affiliates in connection with the Transaction.

Section 5.9 Purchaser Acknowledgement. Purchaser acknowledges, on behalf of itself and each Purchaser Indemnified Party, that (i) it has had the opportunity to review all the documents contained in the data room located at https://www.intralinks.com/ (the “Data Room”) and to ask questions of and receive answer from Seller, the Company and their Affiliates concerning the terms and conditions of this Agreement and to obtain additional information relating to the Assets and the Business as they have deemed necessary, (ii) it has conducted its own due diligence review as deemed necessary by it to enter into this Agreement and (iii) it is entering into the transactions contemplated by this Agreement based on such investigation. Purchaser further acknowledges and agrees that, notwithstanding anything contained in this Agreement, the Seller Disclosure Schedule or the Company Disclosure Schedule, neither Seller, the Company nor any of their Affiliates makes or has made any representation or warranty whatsoever, whether written or oral, express or implied, other than those representations and warranties expressly set forth in Article IV and Article III, or in the Transaction Agreements, and Purchaser is not relying on any other statement, representation or warranty, whether written or oral, express or implied, made by Seller or the Company or any of their respective officers, directors, employees, Affiliates, agents or advisors, nor upon the accuracy of any cost estimates, record, projection, predictions or similar statement made available or given to Purchaser in the performance of such investigation, except for those representations and warranties expressly set forth in Article III and Article IV, or in the Transaction Agreements, which cost estimates, record, projection, predictions or similar statements shall not be deemed to be representations and warranties of Seller, the Company or any of their respective Affiliates.

ARTICLE VI

INTENTIONALLY OMITTED

ARTICLE VII

COVENANTS

Section 7.1 Access to Information.

(a) Intentionally Omitted.

(b) From and after the Closing Date and for a period of five years thereafter, in connection with any reasonable business purpose relating to periods or occurrences prior to the Closing Date, including the determination of any matter relating to the rights or obligations of Seller under this Agreement, upon reasonable prior request and except as determined by Purchaser in good faith to reasonably be expected to violate the attorney-client privilege, other legal privilege or contractual confidentiality obligations or to result in the disclosure, observance or divulgence of any trade secrets or other confidential information not exclusively related to or exclusively used in the Business, Purchaser shall, and shall cause its Affiliates and its representatives to afford Seller and any other representatives of Seller and Seller’s Affiliates reasonable access, during normal business hours, to the offices, properties, premises, facilities, Contracts, books and records of Purchaser and its Affiliates in respect of the Company; provided, that (A) such requests shall not unreasonably interfere with the normal operations of Purchaser or any of its Affiliates; (B) that the auditors and accountants of Purchaser or its Affiliates shall not be obligated to make any work papers (to the extent extant) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants and (C) that if the Parties or their respective Affiliates are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 7.1(b) shall be subject to applicable rules relating to discovery.

(c) Notwithstanding anything in this Agreement to the contrary, Purchaser may take such action as it deems appropriate to separate or redact information unrelated to the Company and its Subsidiaries from documents and other materials made available or delivered pursuant to Section 7.1(b). Notwithstanding anything in this Agreement to the contrary, Seller and its Affiliates may take such action as they deem appropriate to separate or redact information unrelated to the Business or the Assets from documents and other materials made available or delivered pursuant to Section 7.1(a). Purchaser and the Company may condition access to documents and other materials requested pursuant to Section 7.1(b) that are confidential upon the agreement by Seller in writing (i) not to disclose, and not to permit its or Seller’s employees, agents or representatives to disclose, such confidential information to any Person, and (ii) to obtain written confidentiality agreements from each employee, agent or representative who is given access to such confidential information. Seller and its Affiliates may condition access to documents and other materials requested pursuant to Section 7.1(a) that are confidential upon the agreement by Purchaser in writing (i) not to disclose, and not to permit its or its employees, agents or representatives to disclose, such confidential information to any Person, and (ii) to obtain written confidentiality agreements from each employee, agent or representative who is given access to such confidential information.

(d) Intentionally Omitted.

(e) Within 30 days following the Closing Date, Seller shall deliver to Purchaser one or more DVDs or other digital media evidencing a copy of the Data Room as of the date of this Agreement (the “Dataroom DVDs”). Seller shall cause the Data Room hosting such documents to continue to be accessible to Purchaser until the actual delivery of such Dataroom DVDs to Purchaser.

Section 7.2 Intentionally Omitted.

Section 7.3 Confidentiality. Purchaser’s obligations under that certain Confidentiality Agreement, dated as of October 30, 2015, by and between Purchaser and CCOI, the terms of which are incorporated herein by reference (the “Confidentiality Agreement”) shall terminate as of the Closing solely in respect of that portion of the Proprietary Information (as defined in the Confidentiality Agreement) exclusively relating to the Assets. From and for a period of three (3) years after the Closing, Purchaser shall, and shall cause its Affiliates to, continue to keep confidential and not use for any purpose all nonpublic information regarding Seller or its Affiliates (other than information comprising a part of or relating to the Assets) of which such Person may be aware, except to the extent that: (i) such information was known by the recipient when received, (ii) such information is or hereafter becomes lawfully obtainable from other sources, provided that such other sources are not bound by a duty of confidentiality with respect to such information, (iii) such information is part of a Tax Return filed with a Governmental Authority, or (iv) disclosure may otherwise be required by Law (it being agreed that, if disclosure is required by Law, Purchaser shall inform Seller in advance of such disclosure so that Seller may seek a protective order with respect to such information).

Section 7.4 Preservation of Records. From and after the Closing Date, Purchaser shall, or shall cause the Company to, preserve and keep the records relating to the Businesses in accordance with Purchaser’s normal document retention procedures for a minimum of seven (7) years and shall make such records available to Seller or their Affiliates (at Seller’s expense) pursuant to Section 7.1(b).

Section 7.5 Publicity. On and after the Closing Date, each Party shall maintain confidential the terms and provisions of this Agreement, the other Transaction Documents and each of the transactions contemplated hereby and thereby; provided, however, notwithstanding the foregoing, nothing in this Section 7.5 shall prevent any Party or its Affiliates from (a) making any public announcement or disclosure required by applicable Law, (b) disclosing this Agreement or any of the other Transaction Documents or their contents or the transactions contemplated hereby or thereby to current and future officers, directors, employees, representatives and agents of such Party or its Affiliates or (c) enforcing such Party’s rights under this Agreement. Notwithstanding anything to the contrary in the foregoing, Seller and the Company expressly consent to disclosure by Purchaser and its Affiliates of the fact that this Agreement has been entered into by the Parties and the material terms hereof in any offering document that Purchaser may cause to be distributed to potential lenders and underwriters in connection with any financing transaction with respect to the Business. Purchaser is expressly allowed to provide copies of this Agreement (including all schedules and exhibits thereto) to any underwriter, placement agent or arranger and any lender participating in any such financing transactions and their affiliates, employees, agents, advisors, attorneys and representatives of their affiliates, subject to customary confidentiality obligations. In addition, Lamar Advertising Company, Purchaser, Seller and its Affiliates shall be entitled to make any and all disclosures and SEC filings relating to this Agreement and the Transaction as shall be deemed by it to be necessary in order to comply with applicable requirements under all applicable securities laws (it being agreed to and understood by Seller and the Company that the Purchaser and Lamar Advertising Company intend to report entry by the Purchaser into this Agreement and the transactions contemplated thereby in a Current Report on Form 8 K); provided that such disclosing Persons shall first submit any such SEC filings to the other Party for review and comment, which comments shall be considered in good faith by the disclosing Person.

Section 7.6 Employees and Employee Benefits.

(a) From the date of this Agreement until the date mutually agreed upon in writing by Seller and Purchaser (which date shall be no later than (30) Business Days immediately following the Closing Date and shall be referred to herein as the “Employee Transition Date”), Seller and its Affiliates shall make all Business Employees reasonably available to Purchaser for the purpose of Purchaser interviewing the Business Employees. During such period, Seller and its Affiliates shall use reasonable efforts to cooperate with Purchaser’s efforts and to assist Purchaser upon request in connection with Purchaser’s efforts to hire Business Employees desired to be hired by Purchaser, including providing Purchaser reasonable access to such records of Seller and its Affiliates regarding each such Business Employee as is requested by Purchaser and as Seller and its Affiliates may lawfully provide to

Purchaser including for purposes of payroll set-up and benefit enrollment. The initial contact by Purchaser to Business Employees (individually or as a group) shall be coordinated in advance between Seller and Purchaser. Once Purchaser engages in direct communication with particular Business Employees, Purchaser may communicate directly with any such Business Employees without the prior approval of Seller. Seller and its Affiliates shall not discuss with any such Business Employees any increase or expansion of the compensation of benefits that such Business Employees are then entitled to receive with the intention of influencing such Business Employees to decline to become employed by the Company following the Closing.

(b) No later than twenty Business Days following the Closing, Purchaser shall provide to Seller in writing a list of those Business Employees to whom Purchaser intends to make an offer of employment (the “Offered Employees”) and Purchaser shall offer employment to the Offered Employees within three Business Days thereafter. Such offers of employment shall be in writing, and shall include, at a minimum: (i) a position located in the same metropolitan area held immediately prior to the Closing Date; (ii) a base salary (or wages) and bonus and incentive opportunities generally comparable to the base salary (or wages) and bonus and incentive opportunities provided to such Transferred Employee (excluding Account Executives, with respect to which those receiving offers of employment will be offered compensation comparable to similarly situated Account Executives employed by Purchaser and/or its Subsidiaries) immediately prior to the Closing Date; and (iii) employee benefits (including, but not limited to, retirement and welfare benefits, paid time off, equity and equity-based compensation or benefits, nonqualified deferred compensation, severance, and life, medical, and accident insurance) that are no less favorable than those employee benefits (including, but not limited to, retirement and welfare benefits, paid time off, equity and equity-based compensation or benefits, nonqualified deferred compensation, severance, and life, medical, and accident insurance) provided to similarly situated employees of Purchaser. Those Business Employees who are not Offered Employees are hereinafter referred to as “Non-Selected Employees.” Seller and its Affiliates shall cause the employment of the Offered Employees who accept Purchaser’s offer of employment (the “Transferred Employees”) to be terminated on the Business Day designated in writing to Seller by Purchaser that is at least two Business Days prior to the Employee Transition Date, and Seller and its Affiliates shall immediately prior to or as soon as administratively practicable following the Transferred Employees’ termination (i) pay all salaries, wages, paid time off or accrued vacation and all bonuses payable through the Employee Transition Date (including any bonus, change-in-control or similar payment obligations of Seller or its Affiliates resulting from the consummation of the Transactions) due to all Transferred Employees, including the Offered Employees, (ii) pay all separation, severance, salary continuation and insurance continuation payments (if any), due or to become due to the Transferred Employees (whether arising under the policies of Seller or its Affiliates, Contracts with the respective employees, applicable Law or otherwise), (iii) provide all notices to the Transferred Employees required by Law, including any required notice under COBRA, and (iv) terminate all awarded paid time off policies and all incentive and bonus plans for all Transferred Employees; provided, however, within sixty days following the Employee Transition Date, the Purchaser shall reimburse Seller for all severance pay and benefits, accrued vacation or paid time off actually paid by Seller or its Affiliates to the Non-Selected Employees under the terms of the applicable Business Benefit Plan as in effect as of the date of this Agreement; provided, further, that such reimbursement with respect to severance pay paid to each Non-Selected Employee shall not exceed the lesser of (x) in the aggregate, fifty-two (52) weeks of such employee’s base pay or (y) such employee’s base pay for two (2) weeks multiplied by his or her years of service with Seller and its Affiliates plus his or her base pay for two (2) weeks.

(c) With respect to any Business Employee, Purchaser shall not assume, honor or be obligated to perform, and Seller and its Affiliates shall remain solely responsible for, any duties, responsibilities, commitments or obligations of Seller or its Affiliates with respect to any Business Benefit Plan, qualified or non-qualified employee benefit plan presently maintained by Seller or its Affiliates or for the benefit of Business Employees or any other Contract or commitment (including without limitation with respect to wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments, whether due before or after the Employee Transition Date) between Seller or its Affiliates and such Business Employee. Subject to the provisions of subparagraph (b) above, the terms and conditions of employment, if any, offered by Purchaser to any Offered Employee shall be determined by Purchaser in Purchaser’s sole discretion.

(d) The Purchaser shall be solely responsible for complying with the WARN Act, in any case, applicable to the Business Employees as a result of any action or omission by the Purchaser or its Affiliates on or after the Closing Date. The Purchaser shall indemnify and hold harmless Seller and its Affiliates against any and all Losses arising in connection with any failure to comply with the requirements of this Section 7.6(d).

(e) CCOI or its Affiliate (other than the Company) shall assume, bear and discharge all obligations and Liabilities pursuant to Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA (“COBRA”) with respect to all employees and former employees of the Seller Group Entities with respect to qualifying events occurring on or before the Employee Transition Date, including the employees who terminate employment with a Seller Group Entity as a result of the transactions contemplated in this Agreement.

(f) This Section 7.6 will not create any third-party beneficiary rights nor will it be enforceable by any employee, any person representing the interest of employees or any spouse, dependent or beneficiary of any employee, nor will anything herein be deemed an amendment to any employee benefit plan. This Section 7.6 is solely an agreement between and for the benefit of the Parties to this Agreement and will be enforceable by them. No term of this Agreement will be deemed to create any Contract with any employee or to interfere with Company’s or any of its Affiliate’s (including, after the Closing, Purchaser) right to terminate the employment of any employee at any time.

Section 7.7 Intentionally Omitted.

Section 7.8 Non-Solicitation. Seller and its Affiliates, for a period of one year following the Closing Date, shall not knowingly solicit, encourage or hire any Transferred Employee hired by the Company or another Affiliate of Purchaser within 45 days following the Closing to leave the employment of the Company or such Purchaser Affiliate as applicable; provided, that Seller and its Affiliates may solicit, encourage or hire any such employees (i) whose employment was terminated involuntarily by the Company, Purchaser or any Affiliate of Purchaser, as applicable, (ii) no earlier than six months after such employee voluntarily terminated his or her employment with the Company or such Purchaser Affiliate as applicable, or (iii) responding to general solicitations for employment through advertisements or other means not targeted toward the Company or their employees.

Section 7.9 Intentionally Omitted.

Section 7.10 Cooperation with Financial Reporting; Periodic Financial Deliveries.

(a) Seller and its Affiliates shall, upon Purchaser’s request, use commercially reasonable efforts to assist Purchaser and its parent company to meet its financial reporting requirements pursuant to the rules and regulations of the U.S. Securities and Exchange Commission concerning prior historical financial information concerning the Assets and Business for the periods of Seller’s and its Affiliates’ ownership and shall cause their respective accountants to cooperate with Purchaser and its agents in making available all financial information reasonably requested, including the right to examine all working papers pertaining to their respective financial information; provided, that Purchaser shall reimburse Seller and its Affiliates for their reasonable out-of-pocket costs and expenses incurred in connection with such requests (including the costs and expenses of their respective accountants).

(b) Intentionally Omitted.

(c) Intentionally Omitted.

(d) On or prior to February 15, 2016, Seller shall deliver to Purchaser (i) the unaudited balance sheet of the Business and the related unaudited statements of operations of the Business for the year ending December 31, 2015; and (ii) unaudited monthly statements of operations of the Business for each MSA for each month of 2015.

(e) Intentionally Omitted.

Section 7.11 Cooperation with Financing.

(a) For a period of ninety (90) days following the Closing, Seller shall use, and shall cause its Affiliates to use, commercially reasonable efforts to provide to Purchaser, at Purchaser’s sole cost and expense all timely cooperation reasonably requested by Purchaser in connection with any financing contemplated or completed by Purchaser in connection with the transactions contemplated by this Agreement (the “Financing”), including:

(i) by delivering the Business Financial Information;

(ii) furnishing Purchaser and any Financing Sources promptly with all documentation and other information that any Financing Source has reasonably requested and that such Financing Source has determined is required by regulatory authorities in connection with any Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and

(iii) otherwise cooperating with the marketing efforts of Purchaser and its Financing Sources for any Financing as necessary or reasonably requested by Purchaser or its Financing Sources;

provided that (w) nothing in this Section 7.11 shall require such cooperation to the extent it would require Seller or any of its Affiliates to waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses for which it has not received prior reimbursement by or on behalf of Purchaser, (x) nothing herein shall require such cooperation from Seller or its Affiliates (i) to take any action that would conflict with or violate their respective organizational documents or any requirement of Law or result in the material contravention of, or that would reasonably be expected to result in a material violation or breach of, or default under, any contract of the Company or any of its Affiliates or (ii) to the extent it would unreasonably interfere with the ongoing operations of Seller or its Affiliates, and (y) none of Seller or its Affiliates, nor any of their respective representatives, shall have any Liability under any certificate, agreement, arrangement, document or instrument relating to any Financing (including the entry into any agreement). Purchaser shall indemnify, defend and hold harmless Seller and its directors, officers, employees, Affiliate, agents, attorneys, representatives, successors and permitted assigns from and against any and all Liabilities, Losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith, except (x) with respect to any written information prepared or provided by the Seller or any of its Affiliates or any of their respective representatives or (y) to the extent such Liabilities, losses, damages, claims, costs or expenses result from the gross negligence or willful misconduct of the Seller or any of its Affiliates or representatives, and the foregoing obligations shall survive the termination of this Agreement notwithstanding any other provision of this Agreement. Seller hereby consents to the use of its and its Affiliates’ logos used primarily in the Business in connection with any Financing; provided, that such logos are used solely in a manner that does not and is not reasonably likely to harm or disparage Seller or its Affiliates or the reputation or goodwill of Seller or its Affiliates or otherwise impair, harm or dilute Seller’s or any of its Affiliates’ rights in such logos.

Section 7.12 Use of Marks. Purchaser, for itself and its Affiliates (including, after the Closing, the Company), acknowledges and agrees that Seller and its Affiliates (other than the Company) are the exclusive owners of the Clear Channel Marks and that neither Purchaser nor any of its Affiliates (including, after the Closing, the Company) shall (i) have any rights in or to the Clear Channel Marks or (ii) use any of the Clear Channel Marks (including in the corporate or other legal name of the Company). Notwithstanding the foregoing, for a period not to exceed 90 days immediately following the Closing Date or such shorter period as required by applicable Law or Order (the “Phase-out Period”), the Company may continue to use (but in no event in the corporate or other legal name of the Company) any Clear Channel Marks to the extent such Clear Channel Marks appear on or are incorporated in any existing tangible Assets as such Assets exist as of the Closing (“Marked Materials”) in the same manner as used by Seller and its Affiliates as of the Closing Date and, in each case, solely as necessary to wind down the use of, and transition away from, such Clear Channel Marks; provided, that the foregoing permitted use is subject to (x) the Company’s compliance with the quality control requirements in effect for the Clear Channel Marks as of the Closing Date and (y) the Company and Purchaser using their best efforts to re-label, destroy or exhaust all Marked Materials as soon as possible following the Closing Date. For the avoidance of doubt, during the Phase-out Period, the Company shall not re-order, print, copy or create any materials bearing or incorporating any of the Clear Channel Marks. At the end of the Phase-out Period, the Company shall have re-labelled, destroyed or exhausted all Marked Materials.

Section 7.13 Guarantees; Commitments.

(a) After the Closing, Purchaser agrees to indemnify, defend and hold harmless Seller and any of its Affiliates against any Losses that Seller or any of its Affiliates suffers, incurs or is liable for by reason of or arising out of or in consequence of: (i) Seller or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement or other obligation relating exclusively to the Business, including those listed in Section 7.13(a) of the Company Disclosure Schedule and the Substitute Guarantees, but only to the extent attributable to acts, omissions or obligations of the Company, Purchaser or Purchaser’s Affiliates first arising following the Closing (collectively, the “Indemnified Guarantee Obligations”); (ii) any claim or demand for payment made on Seller or any of its Affiliates with respect to any of the Indemnified Guarantee Obligations; or (iii) any action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantee Obligations.

(b) Purchaser shall use commercially reasonable efforts to cause Purchaser to be substituted in all respects for Seller and its Affiliates, and for Seller and its Affiliates to be released, effective as soon as reasonably practicable (but in any event within ninety days following the Closing Date), in respect of all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, surety bonds, letters of credit, bank guarantee, keepwell agreements, commitments, understandings, agreements and other obligations of such Persons related to the Business, and listed in Section 7.13(b) of the Company Disclosure Schedule (collectively, the “Substituted Guarantees”). Purchaser further agrees that, to the extent the beneficiary or counterparty under any Substituted Guarantee does not accept any such substitute guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, commitment, understanding, agreement or other obligation proffered by Purchaser or to the extent Seller and its Affiliates are not fully and irrevocably released and discharged, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any reasonable and customary amounts actually paid, including costs or expenses in connection with such Substituted Guarantee, including Seller’s and its Affiliates’ expenses in maintaining such Substituted Guarantee, whether or not any such Substituted Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse Seller or its Affiliates to the extent any Substituted Guarantee is called upon and Seller or its Affiliates make any payment or are obligated to reimburse the party issuing the Substituted Guarantee.

ARTICLE VIII

INTENTIONALLY OMITTED

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival. The representations and warranties of the Parties contained in this Agreement shall survive until the 12-month anniversary of the Closing Date (the “Expiration Date”); provided, that the representations and warranties in Section 3.1, Section 3.2, Section 3.4, Section 3.6, Section 4.1, Section 4.2, Section 4.4, Section 4.7(c), Section 4.22, Section 5.1, Section 5.2 and Section 5.8 shall each survive indefinitely (the “Fundamental Representations”); provided, further, that the representations and warranties in Section 4.12 shall survive for the full period of the applicable statute of limitations as to such representation and warranty. The covenants and agreements in this Agreement that by their nature are required to be performed by or prior to the Closing shall not survive, and thus claims may not be brought in respect of a breach thereof, following the Closing Date. The covenants and agreements in this Agreement that by their nature are required to be performed following the Closing Date shall survive, and thus a claim may be brought in respect of a breach thereof, until the last date on which each such post-Closing covenant was required to be performed. The period for which a representation and warranty, covenant or agreement survives the Closing (if at all) is referred to herein as the “Applicable Survival Period”. Notwithstanding the foregoing, if a Claim Notice is properly delivered in good faith under this Article IX with respect to any representation and warranty, covenant or agreement prior to the expiration of the Applicable Survival Period, the claim with respect to such representation, warranty, covenant or agreement shall continue indefinitely until such claim is finally resolved pursuant to this Article IX. Following expiration of the Applicable Survival Period with respect to the representation and warranty, covenant or agreement, as applicable, no claim for indemnification may be made or pursued (except as expressly permitted by the preceding sentence) with respect to such representation and warranty, covenant or agreement.

Section 9.2 Indemnification.

(a) From and after the Closing Date and subject to the provisions of this Article IX, Seller shall indemnify, defend and hold harmless Purchaser and its directors, officers, employees, Affiliates (including, following the Closing, the Company), agents, attorneys, representatives, successors and permitted assigns, as applicable (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred by any or all of them resulting or arising from (i) the failure to be true and correct of any of the representations or warranties made by the Company or Seller in this Agreement, (ii) any breach of or failure to perform any covenant or agreement made by the Company or Seller in this Agreement, (iii) the Legal Proceedings, if any, required to be set forth on Section 4.10 of the Company Disclosure Schedule, (iv) any Indebtedness of the Company (but only to the extent not paid by Seller pursuant to Section 1.3 or Section 1.4) and (v) Excluded Liabilities.

(b) From and after the Closing Date and subject to the provisions of this Article IX, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates and their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns, as applicable (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred by any or all of them directly resulting from (i) the failure to be true and correct of any of the representations or warranties made by Purchaser in this Agreement, (ii) any breach of or failure to perform any covenant or agreement made by Purchaser in this Agreement, (iii) any Assumed Liabilities; and (iv) any liabilities incident to, arising out of, related to, in connection with or attributable to the ownership or operation of the Business or Assets (including under the Assumed Contracts), but only to the extent arising or attributable to events occurring on or after the Closing Date.

(c) Certain Limitations. Notwithstanding any provisions of this Article IX to the contrary, after the Closing, (i) the Purchaser Indemnified Parties shall not be entitled to assert a claim for indemnification under this Article IX, and no Purchaser Indemnified Party shall be entitled to indemnification under this Article IX, unless and until the aggregate amount of all Losses indemnifiable hereunder (subject to clause (ii) below) exceed, in the aggregate, one percent (1.0%) of the Purchase Price (the “Deductible”), and then the Purchaser Indemnified Parties shall be entitled to recover for only such aggregated indemnified Losses in excess of the Deductible; (ii) Losses of less than $50,000 shall not be counted toward satisfaction of the Deductible, and no claims shall be aggregated for purposes of this clause (ii); and (iii) in no event shall the Purchaser Indemnified Parties be entitled to recover pursuant to Section 9.2(a)(i) any amounts in excess of three percent (6.0%) of the Purchase Price. Notwithstanding the foregoing, the limitations set forth in this Section 9.2(c) shall not apply to Losses directly resulting from the failure to be true and correct of any of (x) the Fundamental Representations or the representations and warranties contained in Section 4.25 or Section 4.4 or (y) Losses for which indemnity is asserted under Section 9.2(a)(ii) or Section 9.2(a)(iii) (z) Third Party Claims for which indemnity is asserted under Section 9.2(a)(iv). Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall the aggregate liability of Seller under this Agreement exceed the Purchase Price. For purposes of this Article IX, no effect will be given to any qualification as to “materiality” or “Material Adverse Effect” contained in or otherwise applicable to such representation or warranty (other than Section 4.7, Section 4.8, Section 4.9 or Section 4.11 and the words “Material Contract”).

Section 9.3 Indemnification Procedures.

(a) In the event that (i) an Indemnified Party receives notice of the assertion or commencement of any Indemnification Claim or (ii) any Legal Proceedings shall be instituted, or any claim shall be asserted, by any Person not party to this Agreement in respect of an Indemnification Claim (a “Third Party Claim”), the Indemnified Party shall promptly cause written notice thereof (a “Claim Notice”) to be delivered to the party from whom indemnification is sought (the “Indemnifying Party”) which, in a claim against the Escrow Fund, shall be delivered to Seller; provided, however, that so long as such notice is given within the applicable time period described in Section 9.1, no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is prejudiced by reason of such delay. Each Claim Notice shall be in writing and (A) shall reasonably specify the basis for indemnification claimed by the Indemnified Party, (B) if such Claim Notice is being given with respect to a Third Party Claim, shall describe in reasonable detail such Third Party Claim and shall be accompanied by copies of all relevant pleadings, demands and other papers served on the Indemnified Party and (C) shall specify the amount of (or if not finally determined, a good faith estimate of) the Losses being sought from, incurred by, or imposed upon, the Indemnified Party on account of the basis for the claim for indemnification. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise handle any Indemnification Claim and if the Indemnifying Party elects to defend against, negotiate, settle or otherwise handle any Indemnification Claim, it shall within 30 days (the “Dispute Period”) notify the Indemnified Party of its intent to do so; provided, that such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Party and, in the reasonable opinion of outside counsel to the Indemnified Party, cannot reasonably be separated from any related claim for money damages. If such injunction or other equitable relief portion of the Indemnification Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages. If the Indemnifying Party does not elect within the Dispute Period to defend against, negotiate, settle or otherwise handle any Indemnification Claim or fails to diligently prosecute the defense of such Third Party Claim (as finally determined by a court of competent jurisdiction), the Indemnified Party may defend against, negotiate, settle or otherwise handle such Indemnification Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. If the Indemnifying Party elects to defend against, negotiate, settle with or otherwise handle any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of outside counsel to the Indemnified Party, an actual conflict of interest exists between the Indemnified Party and the Indemnifying Party that would reasonably be expected to adversely affect the Indemnifying Party’s ability to defend the interests of the Indemnified Party; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel in each jurisdiction for all Indemnified Parties in connection with any Indemnification Claim. The Indemnified Party and the Indemnifying Party agree to reasonably cooperate with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim, including the retention and, upon request, provision to the Indemnifying Party of records and information that are reasonably relevant to such Indemnification Claim, and making employees available on a mutually convenient basis to provide additional information and explanations of any materials provided hereunder. Notwithstanding any other provision of this Agreement to the contrary, the Indemnifying Party shall not consent to the settlement of, or the entry of any judgment arising out of or in connection with, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed, including if such settlement or judgment involves solely the payment of money, without any finding or admission of any violation of Law or admission of any wrongdoing, and without exceeding the Indemnifying Party’s indemnification obligations under this Agreement), except as provided in this Section 9.3(b). If a firm offer is made to settle a Third Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten Business Days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to this Section 9.3(b), it shall not consent to the settlement of, or the entry of any judgment arising out of or in connection with, any Indemnification Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Whether or not an Indemnified Party shall have assumed the defense of an Indemnification Claim, neither the Indemnified Party nor any of its Affiliates shall admit any liability with respect to, consent to the entry of any judgment or settle, compromise or discharge any Indemnification Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) If the Indemnifying Party does not undertake within the Dispute Period to defend against an Indemnification Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but, in such case, the Indemnified Party shall control the investigation and defense. Notwithstanding the foregoing or anything in this Section 9.3 to the contrary, the Indemnified Party shall not consent to the settlement of, or the entry of any judgment arising out of or in connection with, any Indemnification Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed including if such settlement or judgment involves solely the payment of money, without any finding or admission of any violation of Law or admission of any wrongdoing, and without exceeding the Indemnifying Party’s indemnification obligations under this Agreement.

(d) In the event that an Indemnified Party has delivered a Claim Notice in respect of an Indemnification Claim that does not involve a Third Party Claim (a “Direct Claim”), the Indemnified Party shall give the Indemnifying Party prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure or delay to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, unless (and then solely to the extent that) the Indemnifying Party is prejudiced by reason of such failure or delay. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records of the Company) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(e) Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller and its Affiliates shall assume and control the defense of any Indemnification Claims related to Section 9.2(a)(iii).

Section 9.4 Limitations on Indemnification.

(a) The Parties acknowledge that the time periods set forth in Section 9.1 for the assertion of claims under this Agreement are the result of arms’ length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

(b) The amount of any Losses or Taxes for which indemnification is provided under this Article IX shall be net of (i) any amounts actually recovered by an Indemnified Party or its Affiliates under or pursuant to any insurance policy, title insurance policy or Contract to which or under which such Indemnified Party or its Affiliates is a party or has rights (net of any out-of-pocket collection costs) and (ii) the net present value of any Tax benefits reasonably anticipated to be realizable (calculated using a discount rate of 5.0%) by any party seeking indemnification hereunder arising from the deductibility of any such Losses. In the event that an insurance recovery is made by any party with respect to any Losses or Taxes, as applicable, for which any such Person has been indemnified hereunder and has received funds in the amount of the Losses or Taxes, as applicable, or portion thereof, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Party.

(c) Intentionally Omitted.

(d) Notwithstanding anything to the contrary in this Agreement, any amounts payable pursuant to the indemnification obligations under Section 7.11, Section 7.13, Section 10.1 or this Article IX shall be paid without duplication and in no event shall any Party hereto be indemnified under different provisions of this Agreement for Losses that have already been paid or otherwise taken into account under this Agreement. Without limiting the generality of the foregoing, Purchaser shall make no claim for indemnification under Section 7.11, Section 7.13, Section 10.1 or this Article IX in respect of any matter that is taken into account as a liability or reduction in the calculation of any adjustment to the Purchase Price pursuant to Section 1.4.

(e) The Parties agree to treat any indemnity payment made pursuant to Section 7.11, Section 7.13, Section 10.1 or this Article IX as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes, unless otherwise required by Law.

(f) To the extent then available, the Purchaser Indemnified Parties shall first seek reimbursement for any Losses for which they are entitled to receive indemnification under Article IX from the Escrow Fund pursuant to the terms of the Escrow Agreement prior to seeking indemnification from Seller.

(g) No Purchaser Indemnified Party shall have any right to indemnification hereunder with respect to any environmental investigatory, corrective or remedial action arising from (i) any conditions of contamination identified through any environmental testing, sampling or intrusive investigations of any kind or (ii) any report to any Governmental Authority, in either case that is not required by Environmental Laws. No Purchaser Indemnified Party shall have any right to indemnification hereunder with respect to any environmental investigatory, corrective or remedial action except to the extent such action is required by Environmental Laws and then only to the extent such action is reasonably necessary to attain compliance in a cost effective manner with Environmental Laws assuming continued commercial or industrial use of the subject property and employing risk based standards and institutional controls where available.

(h) In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, (a) consequential, incidental or indirect damages, lost profits or punitive, special or exemplary damages and, in particular, no “diminution in value”, “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses other than for purposes of Indemnification Claims for breaches of Section 4.7 (in each case, whether or not the applicable party was aware or should have been aware of the possibility of such damages), (b) any liability arising from any change after the Closing Date in any applicable Law, rule or regulation or any interpretation thereof, (c) in the case of Purchaser, any loss, liability, damage or expense suffered or incurred due to or arising from reliance after the Closing on any facts represented relating to Taxes, Tax Returns or related matters prior to the Closing continuing to be true after the Closing or (d) any Taxes (x) of Purchaser or any of its Subsidiaries with respect to any taxable period (or portion thereof) beginning after the Closing Date or (y) that are due to the unavailability in any taxable period (or portion hereof) beginning after the Closing Date of any net operating losses, credits or other Tax attributes from a taxable period (or portion thereof) ending on or prior to the Closing Date.

(i) Purchaser shall not be entitled to indemnification under this Agreement for any indemnification claim relating to any breach or inaccuracy of any representation or warranty by the other Parties of which Purchaser had Knowledge before the date of this Agreement.

(j) Each Indemnified Party agrees that in the event of any breach giving rise to an indemnification obligation under Section 7.11, Section 7.13, Section 10.1 or this Article IX such Indemnified Party shall take and shall cause its Affiliates to take, or cooperate with the Indemnifying Party, if so requested by the Indemnifying Party, in order to take, all reasonable measures to mitigate the consequences of the related breach (including taking steps to prevent any contingent liability from becoming an actual liability).

(k) Each Indemnified Party hereby waives any subrogation rights that its insurer may have with respect to any indemnifiable Losses. After any indemnification payment is made to any Indemnified Party pursuant to this Article IX, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

Section 9.5 Exclusive Remedy; Nature of Representations and Warranties. Subject to Section 12.9 and the penultimate sentence of this Section 9.5, following the Closing Date, the sole and exclusive remedy (a) for any inaccuracy or breach of any representation, warranty, covenant, obligation or other agreement contained in this Agreement or (b) otherwise relating to the subject matter of this Agreement, including, for the avoidance of doubt those matters described in Section 9.2(a)(iii) and Section 9.2(b)(iii), shall be indemnification in accordance with Section 7.11, Section 7.13, Section 10.1 and this Article IX, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, obligation or other agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against any other Party hereto and its Affiliates arising under or based upon any Law (including the Comprehensive Environmental Response, Compensation, and Liability Act or any other Environmental Law), except pursuant to the indemnification provisions set forth in Section 7.11, Section 7.13, Section 10.1 and this Article IX. Notwithstanding the foregoing, this Section 9.5 shall not interfere with or impede the operation of the provisions of Section 1.4 providing for the resolution of certain disputes relating to the Purchase Price between the Parties and/or by an Accounting Firm. Notwithstanding anything to the contrary contained in this Agreement, nothing shall (a) limit any Party from asserting a claim arising under any Transaction Agreement other than this Agreement or (b) limit any Party’s right to seek any monetary remedy or equitable relief on account of any party’s actual fraud in the making of any representation or warranty. No Indemnified Party shall have any right to assert any claims pursuant to Section 7.11, Section 7.13, Section 10.1 or Article IX with respect to any Loss, cause of action or other claim to the extent it is a Loss, cause of action or claim with respect to which such Indemnified Party or any of its Affiliates has taken action (or caused action to be taken) to accelerate the time period in which such matter is asserted or payable.

ARTICLE X

TAX MATTERS

Section 10.1 Tax Returns. Seller shall prepare or cause to be prepared (at its expense) and file (or cause the Company to file) all Tax Returns for the Company required to be filed by the Company for all Pre-Closing Periods and that are due after the Closing Date (taking into account extensions of time to file) and for all Straddle Periods in a manner consistent with past practice unless otherwise required by Law. In the case of any Tax Return referred to in this Section 10.1 that relates strictly to Income Taxes, Seller shall deliver to Purchaser copies of such

Tax Return at least 30 days prior to the due date for filing such Tax Return (taking into account all applicable extensions). Purchaser shall have the right to review any such Tax Returns prior to its filing and, within 10 days after the date of receipt by Purchaser of any such Tax Return, provide reasonably detailed written comments to any such Tax Return solely on the basis that such Tax Return is not prepared in a manner consistent with past practice unless otherwise required by Law. If such objection cannot be mutually resolved by the Company or Purchaser and Seller within 10 days prior to the date on which such Tax Return is required to be filed, the Company or Purchaser and Seller shall submit their disagreement for resolution to a nationally recognized accounting firm, whose determination shall be binding on the Parties and whose costs, fees and expenses shall be paid by (i) Seller if the net resolution of the disputed items favors the Company, (ii) the Company or Purchaser if the net resolution of the disputed items favors Seller and (iii) otherwise equally by the Company or Purchaser and Seller. The Company shall sign any such Tax Return prepared by Seller in accordance with this Section 10.1. Following the Closing, the preparation and filing of any Tax Return of the Company for any Post-Closing Period shall be exclusively within the control of the Company. Without the prior written consent of Purchaser, Seller (and, prior to the Closing, the Company, its Affiliates and their respective representatives) shall not, to the extent it may affect or relate to the Company, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax Liability or reducing any Tax asset of Purchaser or the Company in respect of any Post-Closing Period. Seller agrees that Purchaser is to have no Liability for any Tax resulting from any such action of Seller (and, prior to the Closing, the Company, its Affiliates and their respective representatives), and agrees to indemnify and hold harmless Purchaser (and, after the Closing Date, the Company) against any such Tax or reduction of any Tax asset. For the avoidance of doubt, the Tax Returns required to be filed by Seller pursuant to this Section 10.1 shall not include any Tax Return required to be filed by Seller or its Affiliates with respect to the Business, including as a result of the Company’s status as a disregarded entity.

Section 10.2 Refunds. If, after the Closing Date, Purchaser, the Company or any of their Affiliates receives a refund of any Tax of the Company or a credit against any Tax of the Company attributable to a Pre-Closing Period (whether received in cash or as a credit against other Taxes), Purchaser shall pay to Seller for the benefit of Seller within 15 days after such receipt an amount equal to such refund or credit, together with any interest received or credited thereon, regardless of the nature of or reason for the refund or reduction in Taxes payable.

Section 10.3 Audits. Following the Closing, Purchaser shall control all audits or administrative or judicial proceedings relating to Taxes of the Company, except as otherwise provided in this Section 10.3. In the case of an audit or administrative or judicial proceeding that relates to Pre–Closing Periods or for which Purchaser may otherwise seek indemnification from Seller under this Agreement, Seller and its Affiliates shall have the sole right to control the conduct of such audit or proceeding; provided, however, that, to the extent such claim could materially increase the amount of Taxes payable by the Company for any Post-Closing Period, Purchaser shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Purchaser.

Section 10.4 Amended Returns. Seller shall have the exclusive right to file (or cause to be filed) or request Purchaser to file any amended Tax Returns with respect to Pre–Closing Periods except as would have the effect of increasing the Tax Liability or reducing any Tax asset of Purchaser or the Company in respect of any Post-Closing Period, and neither Purchaser, the Company nor any of their Affiliates shall amend, re-file, revoke or otherwise modify any Tax Return or modify any Tax election of the Company with respect to a Pre-Closing Period without the prior written consent of Seller. Upon the request of Seller, Purchaser shall file (or caused to be filed) any amended Tax Return described in the preceding sentence and shall execute any powers of attorney or similar documents that may be required to effectuate the intent of this Section 10.4.

Section 10.5 Straddle Period. In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of Taxes not described in clause (i) (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

Section 10.6 Cooperation. Purchaser and Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters.

Section 10.7 Transfer Taxes. Any sales, use, real estate transfer, stock transfer or similar transfer Tax (“Transfer Taxes”) payable (i) in connection with or as the result of the purchase of the Units by Purchaser (or otherwise as a result of the Transaction, to the extent not specifically allocated to Seller in accordance with item (ii) below) shall be borne solely by Purchaser and (ii) solely as a result of the Contributions shall be borne solely by Seller. Except as otherwise required by Law, the Party responsible for Transfer Taxes in accordance with the preceding sentence shall duly and timely prepare and file any Tax Return relating to such Taxes and shall pay any such Taxes timely.

Section 10.8 Tax Treatment. Notwithstanding any other provisions of this Agreement, the parties to this Agreement have relied solely on their own advisors in determining the tax consequences of the transactions contemplated by this Agreement and each Party is not relying, and will not rely, on any representations or assurances of another party regarding such consequences other than the representations, warranties, covenants and agreements set forth in writing in this Agreement or furnished pursuant to the provisions hereof.

ARTICLE XI

INTENTIONALLY OMITTED

ARTICLE XII

MISCELLANEOUS

Section 12.1 Expenses. Except as otherwise provided in this Agreement or the other Transaction Agreements, each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the other Transaction Agreements and each other agreement, document and instrument contemplated hereby or thereby and the consummation of the Transaction; provided, however, that Seller shall be solely responsible for the payment of all (i) fees, costs and expenses incurred by or on behalf of Seller and/or the Company (but, as to the Company, only those costs and expenses incurred prior to the Closing) in connection with the Transaction, (ii) all recording charges and other similar charges relating to the Contribution (including the deeds and easement assignments to the Company pursuant to the terms of this Agreement) and (iii) all Transfer Taxes to be paid for by Seller pursuant to Section 10.7. Purchaser shall be solely responsible for (i) all governmental fees and charges applicable to any requests for Governmental Approvals or to the consummation of the Transaction, (ii) all recording charges and other similar charges relating to the purchase of the Units by Purchaser, and (iii) all Transfer Taxes (as contemplated to be paid for by Purchaser pursuant to Section 10.7).

Section 12.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state without giving effect to the choice of law principles of such state that would require or permit the application of the laws of another jurisdiction.

Section 12.3 Submission to Jurisdiction; Waivers. The Parties agree that any dispute, controversy or claim arising out of or relating to the Transaction or to this Agreement, or the validity, interpretation, breach or termination thereof, including claims seeking redress or asserting rights under any Law, shall be resolved exclusively in the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) and appellate courts having jurisdiction of appeals from such Delaware Courts. In that context, and without limiting the generality of the foregoing, each Party irrevocably and unconditionally:

(a) submits for itself and its property in any action relating to the Transaction or to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Delaware Courts, and appellate courts having jurisdiction of appeals from any of the foregoing courts, and agrees that all claims in respect of any such action shall be heard and determined in such Delaware Courts or, to the extent permitted by law, in such appellate courts;

(b) consents that any such action may and shall be brought exclusively in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such action in any such court or that such action was brought in an inconvenient forum and agrees not to plead or claim the same;

(c) waives all right to trial by jury in any action (whether based on contract, tort or otherwise) arising out of or relating to the Transaction, this Agreement or its performance under or the enforcement of this Agreement;

(d) agrees that service of process in any such action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 12.7; and

(e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

Section 12.4 Further Assurances. Each Party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transaction.

Section 12.5 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Agreements represent the entire understanding and agreement between the Parties with respect to the Transaction and supersedes all prior agreements among the Parties respecting the Transaction. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

Section 12.6 Amendments and Waivers. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Purchaser and Seller. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Agreements, the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules and except where a provision therein expressly provides that it is intended to take precedence over this Agreement), the statements in the body of this Agreement shall control.

Section 12.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile or e-mail of a PDF document (with written confirmation of transmission) if sent during normal business hours of the recipient and on the next Business Day if sent after normal business hours of the recipient or (c) one

Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision).

If to Seller, to:

Clear Channel Outdoor, Inc.

c/o Clear Channel Outdoor Holdings, Inc.

99 Park Avenue, 2nd Floor

New York, NY 10016

Attention:    Craig Gangi, General Counsel

E-mail:        CraigGangi@clearchannel.com

With copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

Attention:    Jon A. Ballis, P.C.

                    Kyle Gann

                    Brian Wolfe

E-mail:        jon.ballis@kirkland.com

                    kyle.gann@kirkland.com

                     brian.wolfe@kirkland.com

If to Purchaser or, following Closing, the Company, to:

Lamar Media Corp.

P.O. Box 66338

Baton Rouge, LA 70896

Attention:    James R. McIlwain, General Counsel

Phone:         (225) 926-1000

E-mail:        jmcilwain@lamar.com

Facsimile:   (225) 928-3400

With a copy (which shall not constitute notice) to:

Kean Miller LLP

400 Convention Street, Suite 700

P. O. Box 3513 (70821-3513)

Baton Rouge, Louisiana 70802

Attention:    Dean P. Cazenave

E-mail:        dean.cazenave@keanmiller.com

Facsimile:   (225) 388-9133

Section 12.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

Section 12.9 Specific Performance. Each Party acknowledges and hereby agrees that any breach of this Agreement would give rise to immediate, extensive and irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Seller, the Company or Purchaser of any of their respective covenants or obligations set forth in this Agreement, the Seller, the Company and Purchaser, as applicable, in addition to any other right or remedy that such Party may be entitled at law or equity, shall be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. The Seller, the Company and Purchaser hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement.

Section 12.10 No Third-Party Beneficiaries; No Recourse Against Affiliates; Liability. Nothing in this Agreement, express or implied, is intended or shall be construed to give any rights to any Person or entity other than (i) the Parties and their successors and permitted assigns and (ii) the Indemnified Parties with respect to Article IX. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate (without applying the proviso at the end of the definition of “Affiliate”), agent, or attorney or representative of the Company, any Seller or any of their Affiliates shall have any liability (whether in Law or in equity or in contract or in tort) for any obligations or liabilities of the Company or Seller arising under, in connection with or related to this Agreement or for any claim based on, in respect of or by reason of the Transaction, including any alleged nondisclosure or misrepresentations made by any such Persons. Seller shall not have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or Purchaser’s use of or reliance on any information, documents or materials made available to Purchaser in expectation of or in connection with the Transaction.

Section 12.11 Assignment. No Party may assign or transfer this Agreement or any right, interest or obligation hereunder, directly or indirectly (by operation of Law or otherwise), without the prior written approval of Purchaser, on the one hand, and Seller, on the other hand. No assignment (including pursuant to the prior sentence) shall relieve the assigning party of any of its obligations hereunder. Any assignment in violation of this Section 12.11 shall be null and void ab initio. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 12.12 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or other electronic transmission (including e-mail), each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and, to the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures.

Section 12.13 No Additional Representations; Disclaimer.

(a) Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates, counsel, advisors, consultants, agents or other representatives, nor any other Person acting on behalf of Seller or any of their respective Affiliates or representatives, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company (including the Assets, the Business and the Assumed Liabilities) except as expressly set forth in the Transaction Agreements or as and to the extent required by this Agreement to be set forth in the Company Disclosure Schedule. Purchaser further agrees that neither Seller, nor any of its Affiliates or representatives (or any of their directors, officers, employees, members, managers, partners, agents or otherwise), will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, or any information, document or material made available to Purchaser or its Affiliates or their respective, counsel, accountants, consultants, advisors, agents or other representatives in certain “data rooms” and online “data sites,” management presentations, management interviews or any other form in expectation or anticipation of the transactions contemplated by this Agreement.

(b) PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER AND ITS AFFILIATES THAT ARE EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS, THE UNITS, THE ASSETS AND THE BUSINESS ARE BEING ACQUIRED AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR ANY OTHER EXPRESSED OR IMPLIED WARRANTY. PURCHASER ACKNOWLEDGES AND AGREES THAT IT IS CONSUMMATING THE TRANSACTIONS CONTEMPLATED HEREBY WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WHATSOEVER BY SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES, COUNSEL, ADVISORS, CONSULTANTS, AGENTS OR OTHER REPRESENTATIVES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER AND ITS AFFILIATES THAT ARE EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED AND HOWSOEVER CONVEYED (INCLUDING ANY RELATING TO THE PAST, PRESENT OR FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY BEFORE OR AFTER THE CLOSING), ARE HEREBY SPECIFICALLY DISCLAIMED FOR ALL PURPOSES BY SELLER AND THE COMPANY.

(c) In connection with Purchaser’s investigation of the Company, Purchaser has received, directly or indirectly, through its Affiliates, counsel, advisors, consultants, agents or other representatives, from or on behalf of Seller, the Company or their Affiliates, counsel, advisors, consultants, agents or other representatives, certain projections, including projected statements of operating revenues, income from operations, and cash flows (and the business transactions and events underlying such statements) and certain business plan information, projections, presentations, predictions, calculations, estimates and forecasts and other similar data. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans, statements, predictions, presentations, calculations and other similar data, that Purchaser is well aware of such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans, statements, calculations, predictions and other similar data), and that neither Purchaser nor any of its Affiliates, equityholders, counsel, advisors, consultants, agents or other representatives shall have any claim under any circumstances against Seller or any other Person with respect thereto or arising therefrom. Accordingly, neither Seller nor the Company makes any representations or warranties whatsoever to Purchaser or any other Person with respect to such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data (including the reasonableness of the assumptions underlying such projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data) and no such person shall be entitled to rely on such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data for any purpose, including in connection with the transactions contemplated by this Agreement or the financing thereof.

ARTICLE XIII

DEFINITIONS AND INTERPRETATIONS

Section 13.1 Certain Definitions.

(a) For purposes of this Agreement, the following capitalized terms shall have the meanings specified in this Section 13.1:

“Accounting Rules” means, collectively, (i) the accounting principles, methods and practices used in preparing the Business Financial Information (collectively, “Historical Principles”) and (ii) GAAP, applied in a manner consistent with its application to the preparation of the Business Financial Information (“Historical GAAP”); provided, that notwithstanding any provisions or concepts of GAAP, no developments or events taking place after the Closing Date shall be taken into account; provided, further, that in the event of any conflict among the Historical Principles and Historical GAAP, then the Historical Principles shall take precedence, followed by Historical GAAP.

“Acquisition Agreements” has the meaning set forth in the definition “Assets”.

“Advertising Contract” means each Contract between the Company, Seller or one of their Affiliates, on the one hand, and a third party, on the other hand, pursuant to which such third party is entitled to display an advertising, sponsorship or branding sign, message or display on a Structure.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, that in no event will a private equity investor in the parent entity of a Party, or any of such investor’s portfolio companies, be considered an “Affiliate” of any Party hereto.

“Airport Business” means all concession agreements and related assets of Seller, the Company and their Affiliates for services rendered, or revenue generated, in connection with airports.

“Anti-Corruption Law” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), the U.K. Bribery Act of 2010, and all other material anti-corruption laws that apply to the Business.

“Area” means the metropolitan areas where Seller conducts its outdoor advertising business in each of: Cleveland, OH (which consists of Cuyahoga, Lake, Lorain, Medina, Portage, Stark and Summit counties, OH) and Memphis, TN (which consists of Crittenden and St. Francis counties, AR; De Soto, Lafayette, Marshall, Panola, Tate and Tunica counties, MS; and Fayette and Shelby counties, TN).

“Assets” means, collectively, Seller’s and the Company’s right, title and interest in and to the following tangible outdoor advertising assets to the extent located in the Area as of the Closing, and the following intangible rights and assets to the extent exclusively relating to such tangible assets:

(a) all Structures and Panels;

(b) all Sign Location Leases;

(c) all Office Leases;

(d) all Advertising Contracts;

(e) all (x) Outdoor Advertising Permits, and (y) any other Permits that relate primarily to the Business;

(f) all materials and supplies inventory on hand primarily used or primarily held for use in the Business, such as sections, steel and other construction materials;

(g) rights, obligations and claims under those wireless communication contracts for antennae attached to the Structures, including those listed in Section 12.1(a)(i) of the Company Disclosure Schedule (the “Wireless Contracts”);

(h) subject to Section 1.4, all rights and claims to all of the Company’s and its Affiliates’ expenses relating to the Business as operated in the Area or the Assets that are prepaid beyond the Closing Date, including without limitation all prepaid utilities, all prepaid rentals under the Sign Location Leases, all pre-paid real or personal Taxes and all pre-paid Permit fees, including those items listed on Section 13.1(i) of the Company Disclosure Schedule;

(i) printed advertising copy posted or to be posted on any Structure, to the extent owned by the Company or its Affiliates as of the Closing;

(j) rights and benefits under contracts and agreements with third parties that grant to the Company or its Affiliates any rights to a defense or to be indemnified for any cost, expense, liability, loss or damage by a third party to the extent relating to the Business as operated in the Area or the Assets (other than those related to the matters in Section 4.10 of the Company Disclosure Schedule), including those described in Section 13.1(i) of the Company Disclosure Schedule (the “Indemnity Agreements”);

(k) rights and benefits under those contracts and agreements with third parties that are non-competition agreements or non-interference agreements to the extent related to the Business or the Assets, including those described in Section 13.1(i) of the Company Disclosure Schedule (the “Assigned Non-Competition Agreements”);

(l) rights and benefits under contracts and agreements with third parties pursuant to which, and to the extent that, the Company, its Affiliates or their predecessors acquired ownership or leasehold interest in Assets, including those described in Section 13.1(i) of the Company Disclosure Schedule (the “Acquisition Agreements”);

(m) all tangible Books and Records to the extent relating to the Business or Assets, including without limitation Sign Location Lease files, Permit files, Advertising Contract files, customer and lessor correspondence files and all of the intangible information (including electronic files and/or databases) comprising part of such Books and Records to the extent relating to the Assets, including those items listed on Section 13.1(i) of the Company Disclosure Schedule;

(n) all operating equipment used primarily in the Business;

(o) goodwill, lease lists, customer lists, route lists, posting guides, structure lists, and painting guides owned by Seller, the Company or their Affiliates to the extent exclusively used in the operation of the Business in connection with the tangible outdoor advertising assets that are referenced in this definition of “Assets” to the extent located in the Area;

(p) Intellectual Property owned by Seller, the Company or their Affiliates and exclusively used in, or exclusively related to, the operation of the Business in connection with the tangible outdoor advertising assets that are referenced in this definition of “Assets” and located in the Area (such Intellectual Property, the “Owned Intellectual Property”) and to the extent assignable, any licenses to which Seller or any of its Affiliates is a party pursuant to which Software is licensed by Seller or any of its Affiliates and exclusively used in the operation of the Business in connection with the tangible outdoor advertising assets that are referenced in this definition of “Assets” and located in the Area;

(q) Owned Real Property;

(r) all keys, security codes and original files for Owned Real Property, and all original files for those Permits to the extent related primarily to the Business;

(s) all keys and security codes to all offices and properties and all original Lease and Permit files; and all other tangible assets to the extent primarily used or primarily useful in the operation of the Assets or Business with respect to the Structures and located in the Area, including without limitation all rights to telephone numbers and post office boxes; causes of action, claims and demands of whatever nature (whether or not liquidated) of the Company or its Affiliates to the extent primarily relating to the Assets, including condemnation rights and proceeds, and all rights against suppliers (including manufacturers and contractors) under warranties covering any of the same, including but not limited to warranties of manufacturers and installers of digital Structures (other than those related to the matters in Section 4.10 of the Company Disclosure Schedule); and

(t) all Assumed Contracts.

“Assigned Non-Competition Agreements” has the meaning set forth in the definition of “Assets”.

“Assumed Contracts” means all Sign Location Leases, Office Leases, Advertising Contracts, Other Assigned Contracts, Wireless Contracts, Indemnity Agreements, Assigned Non-Competition Agreements, Acquisition Agreements, Bus Transit Contracts and Labor Contract to the extent each such Contract remains in effect as of the Closing.

“Assumed Liabilities” means only (a) those obligations of Seller and its Affiliates under the Assumed Contracts, but only to the extent arising or attributable to events occurring on or after the Closing Date; (b) any condemnation or similar proceedings affecting or relating to the Assets, and (c) those specific liabilities set forth on Section 13.1(a)(ii) of the Seller Disclosure Schedule.

“Books and Records” means the books and records of the Company and/or its Affiliates relating to the Business and/or Assets (but excluding, for the avoidance of doubt, all records prepared in connection with the sale of the Business, including bids received from third persons and analyses relating to the Business).

“Business Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), and each other material plan, program, arrangement or agreement providing bonus, incentive, deferred compensation, vacation, sick pay, stock purchase, stock option, severance, employment, change of control or fringe benefits in which any Business Employee and/or any current or former employee of a Seller’s Affiliate engaged primarily in the Business, or independent contractors or directors of the Business, participates or to which the Company or any ERISA Affiliate has any Liability, whether contingent or otherwise, arising from or related to the Business.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Business Employees” means all employees of Seller or any of its Affiliates whose services are primarily dedicated to the operation of the Business, including such individuals who are not actively at work due to vacation, illness, jury duty, bereavement leave, short-term or long-term disability leave, workers’ compensation or other authorized leave of absence. For the avoidance of doubt, Business Employees shall only include individuals whose position is primarily located in the Area and shall not include (x) any division or corporate-level employees, or (y) any employees who are primarily dedicated to the operation of the Airport Business (or any other Excluded Asset).

“Bus Transit Contracts” means Contracts to which the Company or its Affiliates is a party, pursuant to which the Company or its Affiliates have the right to provide advertising copy on buses and/or bus shelters (in each case, excluding, for the avoidance of doubt, to the extent related to the Airport Business) located in the Area.

“Clear Channel Marks” means any and all Trademarks owned by Seller or any of its Affiliates (which shall include Trademarks (i) comprising, using or containing “Clear Channel” or “iHeart” or (ii) otherwise set forth on Section 13.1 of the Company Disclosure Schedule), whether in block letters or otherwise, whether alone or in combination with other words or elements, and including all translations, adaptations, derivations and combinations thereof and any Trademarks confusingly similar thereto or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing and all Trademarks related thereto or confusingly similar to or embodying the foregoing either alone or in combination with other words.

“Closing Consideration” means the Purchase Price, as adjusted pursuant to Section 1.4, minus the Escrow Amount, minus amounts (if any) payable to holders of the Closing Date Indebtedness.

“Closing Date Indebtedness” means all Indebtedness of the Company as of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Software” means commercially-available Software licensed pursuant to a standard, “clickwrap,” “shrinkwrap” or other similar license agreement by Seller or its Affiliates.

“Company Material Adverse Effect” means any event, occurrence, fact, change, condition, circumstance or effect that is, or would reasonably be expected to, individually or in the aggregate, (a) prevent, materially delay or materially impair the consummation of the Transaction or (b) have a material adverse effect on the Business or the Assets; provided that, in each case, no event, occurrence, fact, change, condition, circumstance or effect (by itself or taken together with any and all other events, changes, occurrences, circumstances or effects) that results from any of the following shall constitute or be deemed to contribute to a “Company Material Adverse Effect”, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would occur: (i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world; (iii) changes in political conditions in the United States or any other country or region in the world, acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events, in each case in the United States or any other country or region in the world; (iv) changes affecting the industry in which the Business operates or the advertising industry generally; (v) the announcement of this Agreement, the pendency of the Transaction or any investigation or challenge to the Transaction, or the consummation of the Transaction (including, for the avoidance of doubt, the loss of any suppliers, customers, advertisers, assets, or property interests resulting from the identity of Purchaser or the pendency of any investigation or challenge to the Transaction); (vi) compliance with the terms of, or the taking of any action required by this Agreement or undertaken with Purchaser’s written consent pursuant to the terms of this Agreement or otherwise permitted or not prohibited by this Agreement, or the failure to take any action prohibited by this Agreement or to which Purchaser refused to provide consent pursuant to the terms of this Agreement; (vii) changes in Law or other legal or regulatory conditions (or the interpretation thereof); (viii) changes in GAAP or other accounting standards (or the interpretation thereof); (ix) any failure, in and of itself, by Seller, the Company or their Affiliates to meet internal or external projections or forecasts or revenue or earnings predictions (provided that the cause or basis for failing to meet such projections or forecasts or revenue or earnings predictions may be considered in determining the existence of a Company Material Adverse Effect unless such cause or basis is otherwise excluded by this definition); provided, however, that any event, occurrence, fact, change, condition, occurrence, circumstance or effect referred to in clauses (i) through (iii), (vii) and (viii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, change, condition, occurrence, circumstance or effect has a disproportionate effect on the Company, the Seller, the Business or the Assets, compared to other participants in the industries in which the Business operates.

“Contract” means any written agreement, contract, instrument, commitment, indenture, note, mortgage, bond, lease, license or undertaking of any nature (including any such legally binding leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the date of this Agreement, including all amendments, supplements, exhibits and schedules thereto.

“Environmental Laws” means as enacted and in effect on or prior to the Closing Date any Laws concerning pollution or protection of human health or the environment from Hazardous Materials, including any Law relating to emissions, discharges, Releases or threatened Releases, treatment, storage, transportation, remediation or disposal of Hazardous Materials into ambient air, surface water, ground water or land.

“Equitable Principles” means (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and (ii) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that before the Closing Date was treated as a single employer with the Company under Code Sections 414(b), (c), (m) or (o).

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Agreement” means the escrow agreement to be entered into as of the Closing Date, substantially in the form of Exhibit A attached hereto.

“Escrow Amount” means an amount equal to 1% of the Purchase Price, to be deposited into the Escrow Fund at the Closing and administered by the Escrow Agent pursuant to the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” means all assets, rights and properties of the Seller Group Entities other than the Assets, including the right, title and interest of the Seller Group Entities in and to the following:

(a) the Airport Business;

(b) all division or corporate-level services of the type currently provided to the Business by Seller or any of its Affiliates;

(c) all real property leases of the Seller Group Entities for office space (other than the Office Leases), and all fixtures, furnishings, equipment, supplies, inventories and appurtenances located at such office space;

(d) all cash of the Seller or its Affiliates (whether or not generated by, or related to, the Assets);

(e) all accounts receivable of the Seller or its Affiliates (whether or not generated by, or related to, the Assets);

(f) any Contracts that (i) do not relate primarily to the Business and (ii) are not otherwise Assumed Contracts;

(g) the Clear Channel Marks;

(h) all intellectual property other than the Owned Intellectual Property;

(i) all Internet domain names, websites and website content, and social media user names and accounts;

(j) all Permits other than (x) the Outdoor Advertising Permits or (y) any Permits that relate exclusively to the Business;

(k) all Organizational Documents and other records and materials relating to the Seller Group Entities, and all other books and records of the Seller Group Entities other than the Books and Records and the Organizational Documents of the Company;

(l) all employees of the Seller Group Entities other than the Business Employees;

(m) all benefit plans of the Seller Group Entities, whether or not related to the Business (including without limitation the Business Benefit Plans);

(n) all consideration payable to, and all rights of, Seller pursuant to this Agreement or any other Transaction Agreements;

(o) all Tax losses and credits, Tax loss and credit carry forwards and other Tax attributes, all deposits or advance payments with respect to Taxes, any claim, right or interest of the Seller with respect to the Business in, or to any refund, rebate, abatement or other recovery for, Taxes, together with any interest due thereon or penalty rebate arising therefrom, for the Pre-Closing Period (except to the extent Seller recovers a credits under Section 1.4);

(p) all records prepared in connection with the sale of the Business, including bids received from third persons and analyses relating to the Business; and

(q) the matters set forth as Excluded Assets on Section 13.1(iii) of the Company Disclosure Schedules.

“Excluded Liabilities” means all (a) all liabilities and obligations of the Seller Group Entities in respect of the ownership or operation of the Business or Assets by Seller and its Affiliates in respect of all periods preceding the effective time of the Closing, including without limit any breach of any Contract or violation of applicable Laws by Seller or its Affiliates or their employees, agents or contractors prior to the effective time of the Closing; and (b) all other liabilities and obligations of the Seller Group Entities other than the Assumed Liabilities.

“Family Member” means, in relation to any individual, his or her spouse, children, spouse(s) of children and parents.

“Financing Sources” means the Persons that commit to provide debt financings or have otherwise entered into agreements in connection with any Financing or alternative debt financings in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, together with their Affiliates and its and their respective officers, directors, employees, agents and representatives involved in any Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time and consistently applied.

“Governmental Approval” means any consent, waiver, approval, notice, waiting period expiration or termination, Order, Permit or authorization of, declaration, registration or filing with or notification to any Governmental Authority.

“Governmental Authority” means any government or governmental, judicial, administrative or regulatory body thereof, or political subdivision thereof, whether domestic, foreign, federal, state, provincial or local, or any agency, instrumentality or authority thereof, any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any court, tribunal or arbitrator (public or private).

“Hazardous Materials” means any substances, chemicals, wastes, products, derivatives, compounds, mixtures, solids, liquids, minerals, gas or materials, in each case, whether naturally occurring or manmade, that pose a hazard to human health or the environment and are listed, regulated or defined as hazardous, toxic, pollutants or contaminants under any Environmental Laws, including materials defined as “hazardous substances” under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., and any petroleum or petroleum products (including crude oil or any fraction thereof), radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Taxes” means Taxes (a) imposed on, or with reference to, net income or gross receipts or (b) imposed on, or with reference to, multiple bases including net income or gross receipts.

“Indebtedness” means, with respect to any Person, without duplication, (i) the outstanding principal amount of and accrued and unpaid interest of (A) indebtedness for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (ii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement or any capital or finance lease; (iii) all obligations of the type referred to in clauses (i) and (ii) of other Persons for the payment of which any such Person is responsible or liable, directly or indirectly, as obligor, guarantor or surety; and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property; provided, however, that Indebtedness shall not include any obligations under Leases (other than capital or finance leases).

“Indemnification Claim” means any claim in respect of which payment may be sought under Section 7.11, Section 7.13, Section 10.1 or Article IX.

“Indemnified Parties” means, collectively, the Seller Indemnified Parties and the Purchaser Indemnified Parties.

“Indemnity Agreements” has the meaning set forth in the definition “Assets”.

“Intellectual Property” means any and all (i) copyrighted works and all applications, registrations and renewals in connection therewith; and (ii) inventions (whether or not patentable), trade secrets and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, whether or not capitalized, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of (i) as to Seller or the Company, as of the date of this Agreement, of the General Managers in each MSA or (ii) as to Purchaser, the actual knowledge, as of the date of this Agreement, of Keith Istre, Buster Kantrow, James McIlwain or Sean Reilly.

“Labor Contract” means any collective bargaining agreement or other Contract to or with any labor union, works council, labor organization or other employee representative of a group of employees.

“Law” means all foreign, federal, state, provincial and local laws, statutes, codes, ordinances, rules, regulations, resolutions and Orders.

“Leased Real Property” means the Office Leases and the Sign Location Leases.

“Leases” means any lease, sublease, easement or other Contract pursuant to which a Person has the right to use any real property. When used as a verb, the word “Lease” or “Leased” (or words having correlative meanings) means to lease, sublease, acquire an easement or otherwise use any real property.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings, litigation or audits or any appeal therefrom by or before a Governmental Authority.

“Liability” means any liability, debt, commitment or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether determined or determinable, and whether due or to become due), including any liability for Taxes and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any lien, encumbrance, pledge, mortgage, charge, deed of trust or other security interest, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, title retention, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind on or with respect to any property (real or personal) or property interest.

“Losses” means, collectively, all damages, losses, claims, liabilities, demands, charges, suits, penalties, fees, Taxes, interest, costs and expenses (including costs of investigation and defense and reasonable attorneys’ fees and disbursements and expenses of experts and other professionals).

“Material Owned Sign Location Property” means an Owned Sign Location Property that generated revenue in excess of $75,000 in the twelve months ending on September 30, 2015.

“MSA” means individually, each metropolitan area listed in the definition of Area.

“Office Lease” means any Lease pursuant to which the Company will, as of Closing, Lease an Office Property.

“Office Property” means any land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, that will be either owned or Leased by the Company as of the Closing, for purposes of operating and maintaining a corporate office in the Area.

“Order” means any order, injunction, judgment, decree, determination, ruling, writ, assessment or settlement or other award of a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Affiliates with respect to the Business, consistent with past practices.

“Organizational Documents” means, with respect to a particular Person (other than a natural person), the certificate/articles of formation/incorporation/organization, bylaws, partnership agreement, limited liability company agreement, trust agreement or other similar organizational document or agreement, as applicable, of such Person.

“Other Assigned Contracts” means any Contract not otherwise included in the definition of “Assets” and which (x) was entered into by the Company or its Affiliate in the Ordinary Court of Business on then generally prevailing arm’s length commercial terms, does not obligate the Company to following the Closing pay more than or provide services valued at more than $15,000 during any one year period or $45,000 in the aggregate, and is related exclusively to the Business, or (y) is set forth on Section 12.3(a)(v) of the Company Disclosure Schedule hereto.

“Outdoor Advertising Permit” means any permit, license, sign tag or other evidence of approval issued by any Governmental Authority permitting the Company as of the Closing to access, maintain, illuminate (to the extent any applicable structure is currently illuminated) and/or operate outdoor advertising Structures in the Area.

“Owned Intellectual Property” has the meaning set forth in the definition of “Assets”.

“Owned Real Property” means the Owned Sign Location Properties and the Owned Office Properties.

“Owned Sign Location Properties” means any land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, that are owned by the Company or an Affiliate of the Company and used for purposes of installing and operating a Structure in the Area.

“Panel” means the advertising panel faces attached to or comprising a part of the Structures and upon which advertising copy may be displayed.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due, payable or delinquent (or which may be paid without interest or penalties) or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) mechanics’, materialmens’, warehousemans’, landlords’, carriers’, workers’, repairers’ and similar Liens granted, arising or incurred in the Ordinary Course of Business or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) pledges, deposits or other Liens to the performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations (including, workers’ compensation, unemployment insurance or other social security legislation, but excluding Liens for Taxes, Liens under the Code, and Liens under ERISA Titles I and IV); (iv) zoning, building code, entitlement and other land use and environmental Laws by any Governmental Authority; (v) minor survey exceptions and matters as to the Leased Real Property or Owned Real Property that would be disclosed by an accurate survey or inspection of such real property and that do not materially impair the current occupancy or current use of such Leased Real Property or Owned Real Property (as applicable); (vi) any Lien affecting the fee interest of any Leased Real Property not created by the Company or its Affiliates; (vii) title of a lessor under a capital or operating lease; (vii) licenses of intellectual property; (viii) any easement, covenant or other document with respect to an Asset that is either (a) an Owned Real Property or (b) a Sign Location Lease that is an easement, but only to the extent any such documents do not materially impair the current value or use of the particular Asset (but excluding a document evidencing a monetary amount to be paid by the Company).

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Post-Closing Period” means any taxable period beginning after the Closing Date and any portion of a Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of a Straddle Period beginning before the Closing Date and ending on the Closing Date.

“Purchaser Material Adverse Effect” means any event, occurrence, fact, change, condition, circumstance or effect that is, or would reasonably be expected to, individually or in the aggregate, (a) prevent, materially delay or materially impair the consummation of the Transaction, or (b) have a material adverse effect on the business, assets, properties, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material), but excludes (a) any release that results in exposure to persons solely within a workplace, with respect to a claim that such persons may assert against the employer of such persons, (b) emissions from the engine exhaust of a motor vehicle, rolling stock, aircraft, vessel or pipeline pumping station engine and (c) the normal application of fertilizer.

“Schedules” means the Seller Disclosure Schedule, the Company Disclosure Schedule and/or the Purchaser Disclosure Schedule, as the case may be.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Group Entities” means CCOI, Seller and Seller’s Subsidiaries (including, prior to the Closing, the Company).

“Sign Location Lease” means any Lease to which the Company is a party or that it will have the benefit or will have been assumed by or assigned to the Company pursuant to which the Company has or will have obtained the right to erect, place and/or maintain one or more Structures on any ground space, roof or wall space or upon any other improvement to real estate in the Area.

“Software” means computer software and databases, together with, as applicable, object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Structures” means the bulletins, panels, posters, wall signs or other outdoor advertising sign structures used by the Company or its Affiliates in the operation of the Business in the Area, including all equipment, fixtures and appurtenances attached thereto or comprising a part thereof.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests is owned, directly or indirectly, by another Person.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, including all net income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, equity, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum or other tax of any kind whatsoever, including any interest, penalty or addition thereto imposed by a Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement or attachment thereto, and including any amendment thereof required to be filed with a Taxing Authority in respect of any Taxes.

“Taxing Authority” means the IRS or any governmental agency, board, bureau, body, department or authority having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transaction Agreements” means this Agreement, the Confidentiality Agreement, the Escrow Agreement, the Parent Guaranty, the Transitional Services Agreement and each other agreement, document, instrument or certificate contemplated by, and ancillary to, this Agreement to which Purchaser, the Company or Seller (or any of their respective Affiliates) is a party or to be executed by Purchaser, the Company or Seller (or any of their respective Affiliates) in connection with the consummation of the Transaction.

“Trademarks” means trademarks, service marks, brand names, logos, and trade dress, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith.

“Transfer and Assignment Agreement” means that certain instrument of transfer and assignment in the form attached hereto as Exhibit B duly executed by an authorized person of Seller evidencing transfer and assignment to Purchaser of the Units.

“Wireless Contracts” has the meaning set forth in the definition “Assets”.

(b) Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Accounting Firm	Section 1.4(c)
Agreement	Preamble
Allocation	Section 2.4
Applicable Survival Period	Section 9.1
Balance Sheet	Section 4.7(a)
Balance Sheet Date	Section 4.7(a)

Business	Recitals
Business Financial Information	Section 4.7(a)
COI	Preamble
Contributions	Preamble
Claim Notice	Section 9.3(a)
Closing	Section 2.1
Closing Date	Section 2.1
Closing Statement	Section 1.4(b)
COBRA	Section 7.6(e)
Company Assignment and Assumption Agreement	Section 2.2(d)
Company Disclosure Schedule	Article IV
Confidentiality Agreement	Section 7.3
Data Room	Section 5.9
Dataroom DVDs	Section 7.1
Deductible	Section 9.2(c)
Delaware Courts	Section 12.3
Direct Claim	Section 9.3(d)
Dispute Period	Section 9.3(b)
Disputed Allocation	Section 2.4
Employee Benefit Plan	Section 4.19(e)
Employee Transition Date	Section 7.6(a)
Environnemental Permit	Section 4.14(a)(ii)
Escrow Fund	Section 1.5(a)
Expiration Date	Section 9.1
Financing	Section 7.11(a)
Final Closing Statement	Section 1.4(c)
Fundamental Representations	Section 9.1
Government Official	Section 4.24
Historical GAAP	Section 13.1(a)
Historical Principles	Section 13.1(a)
Improvements	Section 4.13(b)
Indemnified Guarantee Obligations	Section 7.13(a)
Indemnifying Party	Section 9.3(a)
Interim Balance Sheet	Section 4.7(a)
Interim Balance Sheet Date	Section 4.7(a)
Leased Office Property	Section 4.13(d)
Marked Materials	Section 7.12
Material Contracts	Section 4.15(a)
Material Insurance Policies	Section 4.21
Non-Selected Employees	Section 7.6(b)
Notice of Objection	Section 1.4(c)
Offered Employees	Section 7.6(b)
Owned Intellectual Property	Section 4.17
Owned Office Property	Section 4.13(d)
Parent Guaranty	Section 2.2(p)
Parties	Preamble

Party	Preamble
Phase-Out Period	Section 7.12
Purchase Price	Section 1.2
Purchaser	Preamble
Purchaser Disclosure Schedule	Article V
Purchaser Indemnified Parties	Section 9.2(a)
Related Party	Section 4.20
Seller	Preamble
Seller Assignment and Assumption Agreement	Section 2.2(c)
Seller Disclosure Schedule	Preamble
Substituted Guarantees	Section 7.13(b)
Seller Indemnified Parties	Section 9.2(b)
Third Party Claim	Section 9.3(a)
Transitional Services Agreement	Section 2.2(g)
Transfer Taxes	Section 10.7
Transferred Employees	Section 7.6(b)
Units	Preamble
Unresolved Items	Section 1.4(c)
WARN Act	Section 4.18(c)

Section 13.2 Certain Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Time of the Essence; Calculation of Time Periods. Time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Accounting Terms. Each accounting term not defined herein has the meaning given to it under GAAP as interpreted as of the date of this Agreement.

(c) Dollars. Any reference in this Agreement to “$” or dollars shall mean U.S. dollars.

(d) Exhibits/Schedules/Construction. The Exhibits and Schedules to this Agreement are an integral part of this Agreement and are hereby incorporated herein and made a part hereof as if set forth herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Any disclosure set forth in one section of the Schedules shall apply to (i) the representations and warranties or covenants contained in the Section of this Agreement to which it corresponds in number, (ii) any representation and warranty or covenant to which it is referred by cross reference, and (iii) any other representation or warranty or covenant to the extent it is reasonably apparent that such disclosure is applicable to such representation or warranty or covenant.

(e) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(f) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(g) Headings. The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article,” “Section” or other subdivision are to the corresponding Article, Section or other subdivision of this Agreement unless otherwise specified.

(h) Herein. The words such as “herein,” “hereinafter,” “hereof,” “hereunder” and “hereto” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(i) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(j) Made Available. An item shall be considered “made available” to a Party hereto, to the extent such phrase appears in this Agreement, only if such item was included in the Data Room prior to the date of this Agreement and Purchaser had full access thereto or otherwise delivered to the Purchaser or its representatives. The phrases “provide to,” “furnish to” and “deliver to” and phrases of similar import mean that an accurate and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided.

(k) Joint Negotiation and Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

PURCHASER:
LAMAR MEDIA CORP.

By:	/s/ Keith A. Istre
	Name:	Keith A. Istre
	Title:	Executive Vice-President / Chief Financial Officer

SELLER:
CCOI HOLDCO PARENT I, LLC

By:	/s/ Craig Gangi
	Name:	Craig Gangi
	Title:	Executive Vice President, General Counsel & Assistant Secretary

THE COMPANY:
CCOI HOLDCO SUB I, LLC

By:	/s/ Craig Gangi
	Name:	Craig Gangi
	Title:	Executive Vice President, General Counsel & Assistant Secretary